As filed with the Securities and Exchange Commission on September 23, 1999

                                                          Registration No. 34-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ---------------------

                                   FORM 10-SB
                 General Form For Registration of Securities of
                             Small Business Issuers
        Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                              ---------------------

                                MASTERCOIN, INC.
             (Exact name of registrant as specified in its charter)


                    Nevada                              88-0396452
        (State or other jurisdiction of              (I.R.S. Employer
        incorporation or organization)              Identification No.)

                              ---------------------

                               313 Elks Point Road
                            Zephyr Cove, Nevada 89448
                    (Address of Principal Executive Offices,
                               including Zip Code)
                              ---------------------

                                 (775) 771-5115
                           (Issuer's telephone number)

Securities registered pursuant to Section 12(b) of the Act:

         Title of each class              Name of each exchange on which
          to be registered                each class is to be registered

               N/A                                     N/A






Securities registered pursuant to Section 12(g) of the Act:

                         Common Stock, $0.001 par value
                                (Title of class)

                                                 TABLE OF CONTENTS
                                                 -----------------

PART I   ................................................................................1

                  FORWARD-LOOKING STATEMENTS.............................................1

ITEM 1.           DESCRIPTION OF BUSINESS................................................1

                  BUSINESS DEVELOPMENT...................................................1

                  BUSINESS OF MASTERCOIN.................................................1

                           Principal Products and Services...............................2

                           Competitive Business Conditions...............................4

                           Dependence on Customers.......................................4

                           Product Development...........................................4

                           Intellectual Property.........................................6

                           Government Regulation. .......................................6

                           Research and Development......................................6

                           Employees.....................................................6

                           Basis for Registration........................................6

                  RISK FACTORS...........................................................6

ITEM 2.           MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF
                  OPERATION.............................................................15

ITEM 3.           DESCRIPTION OF PROPERTY...............................................18

ITEM 4.           SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
                  MANAGEMENT............................................................19

ITEM 5.           DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS..........20

ITEM 6.           EXECUTIVE COMPENSATION................................................21

ITEM 7.           CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS........................21

ITEM 8.           DESCRIPTION OF SECURITIES.............................................21

PART II  ...............................................................................22

ITEM 1.           MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S
                  COMMON EQUITY AND OTHER SHAREHOLDER MATTERS...........................22

ITEM 2.           LEGAL PROCEEDINGS.....................................................22

ITEM 3.           CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.........................22

ITEM 4.           RECENT SALES OF UNREGISTERED SECURITIES...............................23


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

ITEM 5.           INDEMNIFICATION OF DIRECTORS AND OFFICERS.............................24

PART F/S ...............................................................................26

PART III ...............................................................................26

ITEM 1.           INDEX TO EXHIBITS.....................................................26

ITEM 2.           DESCRIPTION OF EXHIBITS...............................................26



                                       ii

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PART I

FORWARD-LOOKING STATEMENTS

         This Registration Statement on Form 10-SB includes forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 (the "Exchange Act"). All statements, other than statements of historical fact, included in this Form 10-SB, including, without limitation, statements under "Description of Business" and "Management Discussion and Analysis or Plan of Operation" regarding the business strategy and plans and objectives of management of MasterCoin, Inc. ("we" or "MasterCoin") for future operations, are forward-looking statements. Although we believe that the expectations reflected in such forward-looking statements are reasonable, we can give no assurance that such expectations will prove to have been correct. Forward-looking statements are not guarantees of future performance. They involve risks, uncertainties and assumptions.

         Our future results will vary and may vary materially from those expressed in such forward-looking statements. Many of the factors that would determine these results and values are beyond our ability to control or predict. Important factors that could cause actual results to differ materially from our expectations are disclosed in this Form 10-SB, including under the heading
"Description of Business-Risk Factors." These statements are based on our beliefs and assumptions, and on information currently available to us.

ITEM 1.           DESCRIPTION OF BUSINESS

BUSINESS DEVELOPMENT

         MasterCoin was incorporated as CyberGames International, Inc. under the laws of the State of Nevada in January 1997. From January 1997 until October 1998, our business operations consisted primarily of efforts to develop and market online casino services. Due to potential legal problems associated with Internet casinos in the United States, in July 1998, we sold the online casino-related assets and operations to a former shareholder in exchange for the return of 700,000 shares of our Common Stock, and, in October 1998 we discontinued developing online casino services. In August 1999, we completed an acquisition of substantially all of the assets of MasterCoin of Nevis Ltd., a Nevis limited corporation ("MasterCoin of Nevis"). Our acquisition of MasterCoin of Nevis (the "MasterCoin Acquisition") was completed pursuant to the terms of an Asset Purchase and Sale Agreement (the "MasterCoin Acquisition Agreement") dated August 5, 1999. Under the terms of the MasterCoin Acquisition Agreement, we acquired substantially all of the assets of MasterCoin of Nevis in exchange for our issuance of 6,925,000 shares of Common Stock to the sole shareholder of MasterCoin of Nevis and his designees.

         At the time of the MasterCoin Acquisition, MasterCoin of Nevis was a newly-organized business engaged in developing and commercializing software for use in providing electronic currency for e-commerce. Subsequent to the 0completion of the MasterCoin Acquisition, our business operations have consisted entirely of conducting and developing the e-commerce business previously conducted by MasterCoin. To facilitate the development of these business operations, we currently conduct business as "MasterCoin" through MasterCoin International Limited, a newly-formed St. Kitts exempt corporation ("MasterCoin Limited").

         Our principal executive offices are located at 313 Elks Point Road, Zephyr Cove, Nevada 89448, and our telephone number is (775) 771-5115. Our web site is located at http:www.mastercoin.com.

BUSINESS OF MASTERCOIN

         We are a development stage enterprise. Prior to the MasterCoin Acquisition, our principal business activity was developing and marketing online casino services. Due to potential legal problems associated with Internet casinos in the United States, in July 1998, we sold the casino-related operations and assets to a former shareholder, and, in October 1998, we discontinued our efforts to develop an online casino. Following the MasterCoin Acquisition, we have focused our business on developing and marketing the e-commerce services formerly offered by MasterCoin of Nevis.

Principal Products and Services.
--------------------------------

         Currently, our principal service is developing an easy-to-use, secure electronic currency system for e-commerce. We are in the beta stage of developing our online system. We presently anticipate that our e-commerce system will be functional online by October 1999. The principal target clients of our electronic currency are consumers, merchants and financial institutions. Our MasterCoin e-commerce system is designed to work as follows:

         A consumer would complete an enrollment form to open a secure MasterCoin account. Upon enrollment, the consumer would be permitted to select his or her own user identification and password, which would provide secure access to the "Members Only" area of the MasterCoin web site. From here, the consumer would have the ability to review purchases, change profile information, purchase our electronic currency known as "MasterCoin" or withdraw the consumer's funds. Through the MasterCoin web site, the consumer would access a proprietary software module that could be invoked either from a merchant site or from the MasterCoin web site to purchase MasterCoin or withdraw funds. This process would work similar to the process of withdrawing funds from a bank's automated teller machine ("ATM"). Purchasing MasterCoin or withdrawing funds could be done by credit card, Western Union, Moneygram, bank wire or personal check.

         Once the MasterCoin web site is fully functional, a merchant would sign up to become a MasterCoin "Authorized Merchant" by completing the enrollment form on the MasterCoin web site. If the merchant is qualified as an "Authorized Merchant," it would be given the proprietary MasterCoin ATM software module to integrate into the merchant's web site or Internet application. This software module would allow consumers to buy goods and services over the Internet at the merchant's site. Authorized Merchants could also select a user identification and password which would give the Authorized Merchant secure access to the "Members Only" area of the MasterCoin web site. From here, Authorized Merchants could check the financial activity of their customers, change their profile information and redeem their MasterCoin. Authorized Merchants could receive redeemed funds by Western Union, MoneyGram, wire transfer or MasterCoin check.

         Financial institutions could offer their customers our e-commerce solution by entering into a merchant agreement to retain our services. After a contract is signed, our employees would work with participating financial institutions to provide the necessary knowledge and training so that participating financial institutions could conduct e-commerce quickly and cost-effectively.

         To explain how the MasterCoin process is designed to work and how we propose to conduct our operations, the following paragraphs summarize the MasterCoin business cycle. This business cycle consists of three basic steps:
Purchase, Float and Redemption.

         o Purchase: At the Purchase step, a consumer would buy some amount of MasterCoin. We would incur the cost to process the purchase via credit card. The consumer would be charged an amount equal to our processing cost, leaving the consumer's purchase money, less the processing cost, in our bank account until an Authorized Merchant redeems the MasterCoin.

         o Float: At the Float step, until the MasterCoin is redeemed (turned back into cash), the money from the consumer's purchase would be held by us in an interest-bearing account. Typically, we would retain control of this money for approximately five days. We believe that in many instances, a portion of the MasterCoin would be held by a consumer for a longer period of time, potentially extending the time that we would have control of the consumer's deposit.


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


         o Redemption: At the Redemption step, when the consumer purchases a product or service from an Authorized Merchant, the Authorized Merchant would then redeem an amount of MasterCoin equal to the amount of the purchase. We would incur costs to process the Redemption; however, we would also charge the Authorized Merchant a processing discount. The amounts of these processing discounts will be determined through negotiations with the Authorized Merchant, but we currently expect the amount of the discount to range between four and ten percent of the total purchase amount.

Marketing Plan.
---------------

         We believe that establishing credibility and name recognition will be critical to the development of our business. In order to establish this credibility and name recognition, we will need to execute a well-developed marketing plan. Our marketing plan addresses three separate and distinct types of client: merchants, consumers and financial institutions.

         o Merchants: Merchants will be targeted to accept MasterCoin on their web sites. Our sales team will identify merchant markets that would benefit from the specific services that we intend to provide. We will aggressively pursue these markets to encourage the coverage and visibility of MasterCoin. We will also approach large turnover sites (sites which have high transaction volumes) to encourage audience recognition.

         o Consumers: We will encourage consumers to open MasterCoin accounts. This will become increasingly easier if and to the extent that our merchant base increases. Coverage and presence will be the target to encourage consumers to sign up to use MasterCoin.

         o Financial Institutions: We will encourage financial institutions to offer their customers MasterCoin for their e-commerce solution. Generally, the customer base of the targeted financial institutions will include existing and potential merchants. We intend to seek to persuade financial institutions that they will be regarded by their existing and potential customers as technologically advanced if they offer their customers advanced e-commerce solutions such as MasterCoin.

         The following paragraphs outline a few of the key directions in our marketing plan to capture and hold market share:

         o The Web Site: The MasterCoin web site will be a major factor in promoting our business and products. The design and development of the web site is currently in progress and a beta version of the web site has been developed. We presently anticipate that our system will be functional online by October 1999.

         o Newsgroups: Although the Internet is global by design and is accessed by millions of people every day, it is very small in one sense -- word travels fast, whether it is good or bad. We propose to encourage Newsgroups to spread the word about MasterCoin in an effort to spark interest. We intend to target key special interest and niche specific marketing and sales newsgroups and post a brief description of the opportunity with the URL for the MasterCoin web site.

         o Strategic Alliances: We believe that forging the appropriate initial strategic alliances with merchants will steer us in the right direction. Several well-suited and well-established companies will be offered use of the MasterCoin services at a discounted rate. We believe strong partners will help establish credibility and name recognition for MasterCoin.

         o Banner Ads: Although the productiveness of banner ads is unproven, we believe there is one place on the Internet where they have appeared to be effective - search engines. Search engines such as Yahoo(R) have



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         designed  their sites so that when surfers are looking for  information regarding a subject, banners ads appear that relate to that specific topic. The result is a banner ad that appears aimed at a targeted audience. Historically, these also have produced a high click through rate.

         o Search Engine Registration: Internet search engines are the most common starting point for Internet users to begin looking for specific information. We plan to work with leading search engines so that the MasterCoin URL appears at or near the top of their lists.

         o User-Friendly Design: We intend to use marketing group input as an integral part of the technical design of our products in order to make those products easy to use. We believe that ease of use is a major factor in the success or failure of any new software technology launch.

         o Customer Support and Service: We believe that customer support and service are of paramount importance to our success. Because we believe that software-driven enterprises need to provide customers with first-rate technical support, we plan to place emphasis on developing a knowledgeable, friendly, twenty-four hour-a-day, seven-days-a-week customer support group for both business and technical questions.

Competitive Business Conditions.
--------------------------------

         The market for providing electronic currency for Internet e-commerce is highly competitive and subject to rapid changes in technology. We anticipate that competition will continue to increase as other companies seek to enter this relatively new market in which no company has yet to capture any significant market share. The companies that are offering services in competition with our proposed products and services include CyberCash, DigiCash, InterCoin, MilliCent, Pay2See and Cybank. Further, there is no way of knowing whether large computer hardware or software companies with resources that are substantially greater than ours will elect to develop similar products and services.

         We believe we have developed recognition as an early leader in providing electronic currency for Internet gaming companies, but new technology will be required in order for us to expand our operations to provide services between merchants. We are in the development stage of providing electronic currency to forms of e-commerce other than Internet gaming. We have completed a beta web site, but have not yet activated the MasterCoin web site, and the product development is not complete for a universal product. Rapidly changing technology, new customer requirements and preferences and new product and service offerings typify the Internet and e-commerce. To remain competitive, we must develop and improve our product and service offerings. Additionally, capturing and maintaining a meaningful market share will be a key to developing successful operations, but we can't give any assurance that we will be able to do so.

Dependence on Customers.
------------------------

         Our business is not dependant upon one or a few major customers. However, to become a viable form of electronic currency for e-commerce, we will need to expand the base of consumers, merchants and financial institutions that use our products and services. Capturing and maintaining a meaningful market share will be a key to our success.

Product Development.
--------------------

         The MasterCoin software suite is a comprehensive database system that is designed to automate the functions and features required for successful operation of an electronic cash system on the Internet. The MasterCoin software suite is currently operational and has been incorporated in our beta web site. We presently anticipate that our web site will be functional online by October 1999.

         Our  immediate  goal is to develop the  MasterCoin  system to the point
that  it  will  easily  be  accepted  by  merchants,   consumers  and  financial




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


institutions. This will entail creating a robust, easy-to-use ATM that can quickly be plugged into merchant web sites. The next phase of development of the MasterCoin software suite will focus on the following components:

         o ATM: If developed, the MasterCoin ATM component will provide Internet merchants an easy and user- friendly way for consumers to purchase their products. The merchant would just "plug in" a simple interface to its web site or application. Then, when the consumer makes a purchase, he or she would automatically be taken to the MasterCoin ATM. There, the consumer could purchase MasterCoin to buy the merchant's products or services or convert his or her MasterCoin into cash just like a mechanical ATM.

         o Web Site: The MasterCoin web site will be the focal point for companies wanting to enroll as MasterCoin merchants, consumers wishing to purchase MasterCoin or find merchants accepting MasterCoin, and for all to find out more about MasterCoin and its products and services.

         o Redemption Center: The Redemption Center component will provide a reporting and accounting platform allowing Authorized Merchants to view their MasterCoin activity and withdraw funds credited to their accounts.

         We plan to continue product development after the MasterCoin concept is developed and launched. We will continue our research and development activities in an effort to enhance our system and its features.

         o Microbilling: We plan to expand MasterCoin to support financial transactions as small as 1/10th of a cent. This is called microbilling. Microbilling may become an integral component of e-commerce for transactions such as selling newspapers by the article, information by topic, or even music by the song. We plan to be ready to support microbilling soon after the MasterCoin web site becomes functional online, which is presently anticipated to occur by October 1999.

         o Incentive  Programs:   We intend to introduce  incentive  programs to
         reward those who regularly spend MasterCoin.

         o Smart Cards: We believe the future for small change is limited. It will soon be possible for consumers to go into the corner store and purchase groceries such as newspapers, paper and cartons of milk, paying with a "Smart" card that could be formatted to accept MasterCoin. The merchant would swipe the card and the purchase amount would be debited from the consumer's MasterCoin account.

         o Interest Accounts: As more competition enters into this area, we believe it will be necessary to provide additional incentives to encourage consumers to use MasterCoin. In the future, we may elect to pay interest on accounts that maintain a minimum balance of MasterCoin for a designated period (e.g., monthly).

         o Debit Accounts: An easy way to provide consumers with access to their MasterCoin funds would be to set up their MasterCoin account as a debit account that could be accessed via a MasterCoin card, Visa or MasterCard. This would provide the consumer easy access to his or her funds. We could also collect issuing card fees from the credit card companies when the consumer purchases via credit card.

         o Other Product Directions: We believe that as our product development efforts proceed, we will identify related product opportunities. As we identify these opportunities, we will analyze their viability and decide whether they should be included in our development plans.



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




         Intellectual Property.
         ----------------------

         Our operations and financial condition are not dependent on any material patents, trademarks or copyrights. We have, however, developed a suite of software products upon which our business is substantially dependent. See "Product Development." We will seek to protect the value of our software products with contractual agreements such as non-disclosure and confidentiality agreements. Our use of our software products is not subject to any license or royalty agreement.

         Government Regulation.
         ----------------------

         We are not aware of any government regulations which we expect to have a material effect on our business.

         Research and Development.
         -------------------------

         During the fiscal year ended December 31, 1998 and the period ended December 31, 1997, we incurred research and development expenses of approximately $116,000 and $1,240,000, respectively. We incurred these expenses primarily for the purpose of developing computer software related to Internet gaming operations that have been discontinued. These expenses do not relate to the development of our current software products, which were developed by MasterCoin of Nevis. See "--Intellectual Property."

         Employees.
         ----------

         As of September 2, 1999, we employed five full-time employees. We consider our relationships with our employees to be good. In the event that additional full or part-time employees are required to conduct or expand our business operatives, we believe we will be able to identify and hire qualified persons.

         Basis for Registration.
         -----------------------

         We are voluntarily filing this Registration Statement on Form 10-SB in order to make information concerning our business operations and activities more readily available to the public. As a result of filing this registration statement, we will become obligated to file with the SEC annual, quarterly and interim reports including an annual report containing audited financial statements.

RISK FACTORS

         An investment in the shares of our Common Stock is highly speculative and involves substantial risk. Prospective investors should consider carefully the following risk factors, as well as other information set forth in this registration statement.

We Do Not Have a Fully Functional Web Site
------------------------------------------

         Our business plan is dependent upon our ability to develop and operate a fully-functional web site. We do not currently operate a fully functional web site. Our web site is currently limited to beta operation of our MasterCoin software suite. We can give no assurance that we will be able to complete the development of our web site. If we are able to complete the development of web site, we can give no assurance that the web site will function in a manner described in this registration statement, or that its functions will be attractive to prospective customers.

We Have a Limited Operating History and Have Not Yet Produced Profits
---------------------------------------------------------------------

         We were initially incorporated in January 1997. From January 1997 to October 1998, our business operations consisted primarily of efforts to develop



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



and market online casino services. We discontinued developing online casino services in October 1998. In August 1999, we completed the MasterCoin Acquisition. As a result, there is a limited operating history upon which an evaluation of MasterCoin can be based.

         Our prospects are subject to the risks, expenses and uncertainties frequently encountered by companies in the new and rapidly evolving markets for Internet products and services. These risks include:

                  o         Whether we can complete development of our web site;

                  o Whether demand for our products and services grows to a level sufficient to support our operations;

                  o Whether we can respond quickly and effectively to technological changes;

                  o         Whether  we  can  develop  and  maintain   equal  or
                            superior products and services to the services and products of competitors;

                  o Whether we can effectively integrate the technology, personnel and operations of any other acquired businesses or technologies with our operations;

                  o         Whether  we  can  identify,   attract,   retain  and
                            motivate qualified personnel; and

                  o Whether we can successfully raise capital as needed to produce and sell products and services; attract, retain and motivate qualified personnel; and develop new markets.

         There can be no assurance that we will be successful in addressing these risks. Our limited operating history and the uncertain nature of the market for our products and services make the prediction of future results of operations difficult or impossible. As a result of all of the foregoing factors and the other factors identified in this section, there can be no assurance that we will operate profitably on a quarterly or annual basis.

The Development of a Market for Our Products and Services Could Be Negatively Affected by Factors Outside of Our Control
--------------------------------------------------------------------------------

         Sales of goods and services over the Internet do not currently represent a significant portion of overall sales of goods and services worldwide or in the United States. The market for our products and services is still immature and emerging. Our business will depend on the use and acceptance of the Internet as an effective medium of commerce by financial institutions, merchants and consumers. Rapid growth in the use of and interest in the Internet is a relatively recent development. We cannot be certain that acceptance and use of the Internet will continue to develop or that a sufficiently broad base of financial institutions, merchants and consumers will adopt, and continue to use, the Internet as a medium of commerce and our products and services as a means of facilitating that commerce.

         The emergence of the Internet as a commercial marketplace may occur more slowly than anticipated for a number of reasons, including potentially inadequate development of the necessary network infrastructure, delayed development of enabling technologies and performance improvements, and security or reliability concerns. If the number of Internet users or their use of Internet resources continues to grow, their use may overwhelm the Internet infrastructure. Delays in the development or adoption of new standards and protocols required to handle increased levels of Internet activity could also have a detrimental effect. These factors could result in slower response times or hinder commercial usage of the Internet, resulting in lower numbers of e-commerce transactions and reduced demand for our products and services. For all of these reasons, it remains uncertain whether commerce over the Internet will continue to grow, a significant market for our products and services will emerge, or our products and services will become generally adopted. Even if such a market does develop, competitive pressures may make it difficult, or impossible, for us to operate profitably.

The Intense Competition in Our Industry Could Reduce or Eliminate the Demand for Our Services
--------------------------------------------------------------------------------

         The market for our services is intensely competitive and subject to rapid technological change. We expect competition to intensify in the future. We believe our primary source of competition will come from developers of other systems for Internet payments processing such as Clear Commerce, CyberCash, Cyber Source, Digital River, HNC Software, Open Market and Hewlett-Packard (VeriFone). In addition, other companies may enter the market for our services. In the future, we may also compete with large financial institutions that develop custom systems for their use and their merchants' and customers' use.

         Many of our competitors have longer operating histories, substantially greater financial, technical, marketing or other resources, or greater name recognition than we do. Our competitors may be able to respond more quickly than we can to new or emerging technologies and changes in financial institution and merchant requirements. Competition could seriously impede our ability to sell our services on terms favorable to us. Our current and potential competitors may develop and market new technologies that render our existing or future services obsolete, unmarketable or less competitive. Our current and potential competitors may make strategic acquisitions or establish cooperative relationships among themselves or with other solution providers, thereby increasing the ability of their services to address the needs of our prospective customers. Competitive pressures could reduce our market share or require the reduction of the prices of our services, either of which could materially and adversely affect our business, results of operations or financial condition.

We Expect Fluctuations In Our Quarterly Operating Results
---------------------------------------------------------

         As a result of our limited operating history, we lack historical financial data to use for planning operating expenses. Our product line constitutes an emerging market that is difficult to forecast accurately. Our expense levels are based in part on our expectations concerning future revenues and to a large extent are fixed. Quarterly revenues and operating results will depend substantially upon the revenues received within the quarter, which are difficult to forecast accurately. Accordingly, the failure of consumers, merchants and financial institutions to increasingly use our services and products could have a material adverse effect on our business, results of operations and financial condition. We may be unable to adjust spending in a timely manner to compensate for any unexpected revenue shortfall, and any significant shortfall in revenue in relation to our expectations would have an immediate adverse effect on our business, operating results and financial condition.

         Our operating results may fluctuate significantly in the future as a result of a variety of factors, many of which are outside our control. These factors include, but are not limited to:

    o     the level of commercial usage of the Internet;

    o     demand for electronic forms of currency for e-commerce;

    o     seasonal trends in commercial usage of the Internet;

    o     the introduction of new products or services by us or our competitors;

    o     merchant and financial institution acceptance of our pricing model;

    o     technical difficulties with respect to the use of our web site; and

    o     our success in expanding our sales and marketing programs.

         Other factors that may affect our quarterly results are set forth elsewhere in this section. As a result of these factors, our revenues and expenses are not predictable with any significant degree of certainty. Due to the uncertainty surrounding our revenues and expenses, we believe that quarter-to-quarter comparisons of our historical operating results should not be relied upon as an indicator of our future performance. Moreover, as a result of the uncertainties created by all of the foregoing factors, our operating results in future quarters may fall below the expectations of securities analysts and investors. In such event, the price of our Common Stock would likely be materially and adversely affected.

We Must Attract and Retain Qualified Management and Employees
-------------------------------------------------------------

         Our future success and our ability to expand our operations will depend on our ability to attract and retain highly qualified management and employees, particularly employees with technical expertise. Competition for people experienced in the technical areas in which we operate is intense and increasing due to the limited number of qualified professionals and the increasing number of companies demanding such employees. As a small company, we may have difficulty or even be unable to attract highly qualified management and employees. Failure to attract and retain personnel, particularly marketing and technical personnel, could make it difficult for us to manage our business and meet our objectives, and will likely have a material adverse effect on our business operations. We do not carry key person life insurance on any of our senior management personnel. The loss of the services of any of our executive officers or other key employees could detrimentally affect us and have a material adverse effect on our business operations.

Our Management Team Must Work Together Effectively
--------------------------------------------------

         Our performance will be substantially dependent on the effectiveness of our senior management and key technical personnel. In particular, our success depends substantially on the continued efforts of our senior management team, many of whom only recently joined the Company through the MasterCoin Acquisition. Because these members of our management team are new, there is an increased risk that management will not be able to work together effectively as a team, especially in the short term, to address the challenges to our business. Failure of senior management to effectively coordinate their efforts in managing and expanding our business operations could have a material adverse effect on our business operations.

Our Business Is Offshore
------------------------

         Services provided to merchants outside the United States currently account for approximately 90% of our revenues. Conducting business outside of the United States is subject to additional risks that may affect our ability to sell our products and services and result in reduced revenues, including, without limitation:

    o   changes in regulatory requirements;

    o   reduced protection of intellectual property rights;

    o   evolving privacy laws in foreign countries;

    o   the burden of complying with a variety of foreign laws; and

    o   political or economic instability or constraints on international trade.

         In addition, some software exports from the United States are subject to export restrictions as a result of the encryption technology in that software and we may become liable to the extent we violate these restrictions. The encryption technology subject to export restrictions may be necessary for us to maintain sufficient security to provide financial institutions, merchants and consumers with confidence to use our products and services. We cannot be certain that one or more of these factors will not materially adversely affect our future international operations and, consequently, our business, financial condition and operating results.

We Depend on Our Existing Technology and Infrastructure
-------------------------------------------------------

                  Our ability to deliver services to prospective merchants will depend on the uninterrupted operation of our Internet payment processing systems. Our systems and operations are vulnerable to damage or interruption from, among other things:

    o        earthquake, fire, flood and other natural disasters;

    o        power loss, telecommunications or data network failure;

    o operator negligence, improper operation by employees, physical and electronic break-ins and similar events; and

    o        computer viruses.

         Although we have implemented redundant servers in our data center, we may still experience service interruptions for the reasons listed above and a variety of other reasons. If our redundant servers are not available, we may suffer substantial financial losses as well as loss of business. In addition, any interruption in our system that impairs our ability to provide services could damage our reputation and reduce demand for our services.

         Our success will also depend on our ability to grow, or scale, our payment processing systems to accommodate increases in the volume of traffic on our system, especially during peak periods of demand. We may not be able to anticipate increases in the use of our system and successfully expand the capacity of our network infrastructure. Our inability to expand our system to handle increased traffic could result in system disruptions, slower response times and other difficulties in providing services to our financial institutions, merchant and consumers, which could materially harm our business, operating results and financial condition.

We Must Keep Up With Technological Changes
------------------------------------------

         To remain competitive, we will need to enhance and improve the responsiveness, functionality and features of our anticipated services and the underlying network infrastructure. The Internet and the e-commerce industry are characterized by rapid technological change, changes in user requirements and preferences, frequent new product and service introductions and enhancements embodying new technologies and the emergence of new industry standards and practices that could render our anticipated technology obsolete. These market characteristics are exacerbated by the emerging nature of this market and the fact that many companies are expected to introduce new Internet products and services in the near future. Our future success will depend on our ability to both internally develop and license leading technologies to enhance the performance, features and reliability of our existing services and develop new services. We must address the increasingly sophisticated and varied needs of our financial institutions and merchants, and respond to technological advances and emerging industry standards and practices on a cost-effective and timely basis. The development of proprietary technology involves significant technical and business risks. We may fail to develop new technologies effectively or to adapt our proprietary technology and systems to merchant and financial institution requirements or emerging industry standards. If we are unable to adapt to changing market conditions, customer requirements or emerging industry standards, our business, results of operation and financial condition would be materially harmed.

Some of Our Equipment or Equipment Upon Which We Rely May Fail in the Year 2000
-------------------------------------------------------------------------------

         Computer systems, software applications and microprocessor dependent equipment that we use in our business may cease to function properly or generate erroneous data when the year 2000 arrives. The problem affects those systems or products that are programmed to accept a two-digit code in date code fields. To correctly identify the year 2000, a four-digit date code field will be required to be what is commonly termed "year 2000 compliant." In addition to our computer systems, software applications and microprocessor dependent equipment, we rely on equipment and services provided by other vendors that are susceptible to year 2000 problems. It is possible that we will discover problems that will require substantial time and resources to remedy. It is also possible that we could fail to identify a problem with a resulting failure or disruption of our operations. Either eventuality could have a material adverse effect on our business.

A Breach of Security Measures Could Reduce Demand for Our Services and Expose Us to Liability
--------------------------------------------------------------------------------

         The ability to securely transmit information over public networks is crucial to the development and growth of e-commerce in general, and our business in particular. Unfortunately, regulatory and export restrictions may prohibit us from using the strongest and most secure cryptographic protection available and thereby expose us to a risk of data interception. We may be required to expend significant capital and other resources to protect against security breaches or to address any problems they may cause. Concerns over the security of the Internet and other online transactions and the privacy of users may also inhibit the growth of commercial usage of the Internet and reduce demand for our products and services.

         Despite the security measures we maintain, our infrastructure may be vulnerable to computer viruses, hackers, rogue employees or similar sources of disruption. A party who is able to circumvent our security measures could significantly disrupt our operations. Any compromise or elimination of our security could reduce demand for our services. Additionally, such a compromise or elimination of our security could result in significant liability to financial institutions, merchants or consumers.

We May Become Subject to Government Regulation and Legal Uncertainties
----------------------------------------------------------------------

         We are not currently subject to direct regulation by any domestic or foreign governmental agency, other than regulations applicable to businesses generally, export control laws and laws or regulations directly applicable to ecommerce. However, due to the increasing usage of the Internet, it is possible that a number of laws and regulations may be applicable or may be adopted in the future with respect to conducting business over the Internet covering issues such as:

                  o         taxes;

                  o         user privacy;

                  o         pricing;

                  o         content;

                  o         right to access personal data;

                  o         copyrights;

                  o         distribution; and

                  o         characteristics and quality of services.

         Furthermore, the growth and development of the market for e-commerce may prompt more stringent consumer protection laws that may impose additional burdens on those companies conducting business online. The adoption of additional laws or regulations may decrease the growth of the Internet or other online services, which could, in turn, decrease the demand for our services and increase our cost of doing business.

We Are Dependent Upon Proprietary Technology
--------------------------------------------

         We depend upon our proprietary technology to provide services to financial institutions, merchants and consumers and to compete with our competitors. We rely on a combination of patent, copyright, trademark and trade secret rights, confidentiality procedures and licensing arrangements to establish and protect our proprietary rights.

         Despite these precautions, third parties could copy or otherwise obtain and use our technology without authorization, or develop similar technology independently. Moreover, effective protection of intellectual property rights may be unavailable or limited in foreign countries, and the global nature of the Internet as well as our efforts to develop international markets make it likely that our products and services will at times be in foreign countries. We cannot be certain that the protection of our proprietary rights will be adequate or that our competitors will not independently develop similar technology, duplicate our services or design around any patents or other intellectual property rights we hold.

         We also cannot be certain that third parties will not claim that our current or future services infringe upon their rights. As the number of services in our market increases and functionalities increasingly overlap, companies such as ours may become increasingly subject to infringement claims. Such claims may require us to enter into royalty or license agreements to continue our business operations. If royalty or license agreement are necessary for the continued operation of our business, we may not be able to obtain such royalty or license agreements, or obtain them on terms acceptable to us, which would likely have a material adverse effect on our business.

         We also rely on certain technology which we license from third parties. We cannot provide assurances that such third-party technology will continue to be available to us on commercially reasonable terms or at all, or that such licenses are valid licenses that are not infringing upon the intellectual property right of another third party. The loss of or inability to maintain our use of any of this technology could result in a material adverse effect on our business, financial condition or operating results.

         We may engage in litigation related to our intellectual property for a number of reasons, including to:

   o   enforce our intellectual property rights;

   o   protect our trade secrets;

   o   determine the validity and scope of the proprietary rights of others; or

   o   defend against claims of infringement or invalidity.

Such litigation, whether successful or unsuccessful, could result in substantial costs and diversions of resources, including absorbing a significant amount of management time, which could have a material adverse effect on our business.

Ownership of Our Common Shares Is Concentrated
----------------------------------------------

         Our present directors, executive officers, greater than 5% shareholders and their respective affiliates beneficially own approximately 61.37% of our outstanding Common Stock. As a result of their ownership, the directors, executive officers, greater than 5% stockholders and their respective affiliates collectively are able to control or significantly influence all matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. Such concentration of ownership may also have the effect of delaying or preventing a change in control of MasterCoin, which may have a material adverse effect on the trading price of our common stock.

Our Stock Price is Volatile
---------------------------

         Broad market and industry fluctuations may adversely affect the trading price of our Common Stock, regardless of our operating performance. The trading price of our Common Stock has been and may continue to be subject to wide fluctuations. In the last twelve months our Common Stock has traded as low as $1.06 and as high as $6.25. The wide swings in the price of our Common Stock have not always been in response to any factors that we can identify. Factors that are likely to contribute to the volatility of the trading price of our Common Stock include, among others:

    o        our quarterly results of operations;

    o the variance between our actual quarterly results of operations from predictions by stock analysts;

    o        financial   predictions  and   recommendations  by  stock  analysts
             concerning Internet companies and companies competing in our market in general, and concerning us in particular;

    o public announcements of technical innovations relating to our business, new products or services by us or our competitors, or acquisitions or strategic alliances by us or our competitors;

    o public reports concerning our products and services or those of our competitors or concerning developments or trends in e-commerce; and

    o the operating and stock price performance of other companies that investors or stock analysts may deem comparable to us.

         In addition to the foregoing factors, the trading prices for equity securities in the stock market in general, and of Internet-related companies in particular, have been subject to wide fluctuations that may be unrelated to the operating performance of the particular company affected by such fluctuations. Consequently, broad market fluctuations may have an adverse effect on the trading price of our Common Stock, regardless of our results of operations.

We May Not Be Able to Secure Additional Capital in the Future
-------------------------------------------------------------

         We will require substantial working capital to fund our business. We believe that our existing revenues and available cash resources will be sufficient to meet our operating and capital requirements for the next twelve months. However, our capital requirements depend on several factors, including the rate of market acceptance of our services, the ability to expand our customer base, the growth of sales and marketing, the expansion of our business, the acquisition of other companies and other factors. If capital requirements vary materially from those currently planned, we may require additional financing sooner than anticipated. If we raise additional funds through the issuance of additional equity securities, existing shareholders will experience dilution of their percentage ownership of our Common Stock. It is also possible that any new equity securities might have rights, preferences or privileges senior to those of the holders of our Common Stock. Moreover, additional financing in any form may not be available when needed on terms favorable to us or at all. If adequate funds are not available or are not available on acceptable terms, we may be unable to develop or enhance our services, take advantage of future opportunities or respond to competitive pressures.

ITEM 2.           MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

OVERVIEW

         We have been a development stage company since our organization in January 1997. Prior to the MasterCoin Acquisition in August 1999, we produced no revenue and incurred losses of approximately $1,100,000 for software development and other costs associated with building an Internet casino. Due to potential legal problems associated with Internet casinos in the United States, we decided in October 1998 to abandon our attempt to develop an Internet casino.

         In August 1999, we completed the MasterCoin Acquisition with MasterCoin of Nevis. In the MasterCoin Acquisition, MasterCoin of Nevis sold all of its assets to us in exchange for 6,925,000 shares of our Common Stock. At the time of the MasterCoin Acquisition, we had no significant operations or operating assets. As a result of the MasterCoin Acquisition, the sole shareholder of MasterCoin of Nevis and his designees received and currently hold approximately 67% of the issued and outstanding shares of our Common Stock. The MasterCoin acquisition has been accounted for as a reorganization of MasterCoin into MasterCoin of Nevis and the reverse acquisition of MasterCoin by MasterCoin of Nevis.

         Due to the operating losses we have incurred since formation, largely associated with our efforts to develop an Internet casino, and negative cash flows from operating activities during the development stage, our auditors have concluded that there is substantial doubt about our ability to continue as a going concern. This concern is discussed in the Report of Independent Certified Public Accounts presented with our financial statements in Part F/S of this registration statement. Please also refer to the "Risk Factors" section of this registration statement for a discussion of this concern as well as other risks of an investment in MasterCoin.

RESULTS OF OPERATIONS

Six Months Ended June 30, 1999 Proforma Operations of MasterCoin
----------------------------------------------------------------

         MasterCoin of Nevis was organized in January 1999 and began operations in March 1999, therefore there is no comparative financial information presented for the six-month period ended June 30, 1998.

Revenue

         Net revenues for the six months ended June 30, 1999 were $245,029 from the sale of electronic currency services for the Internet.

Cost of Sales

         Cost of sales associated with the sale of electronic currency services for the Internet for the six months ended June 30, 1999 was $163,472.

General and Administrative Expense

         General and administrative expense for the six months ended June 30, 1999 was $193,096. Of this amount, $62,468 was incurred for the operations of MasterCoin of Nevis prior to the MasterCoin Acquisition, $23,230 for our combined operations of subsequent to the MasterCoin Acquisition, and $107,398 for an adjustment to depreciation on the assets acquired in the MasterCoin Acquisition.

Selling Expense

         We incurred $16,311 of selling expenses during the six months ended June 30, 1999 for commissions associated with the sale of electronic currency.

Depreciation and Amortization Expense

         Depreciation and amortization expense for the six months ended June 30, 1999 was $53,699.

Research and Development Expense

         We incurred $70,000 of research and development expense during the six months ended June 30, 1999, principally for the development of our base software suite.

Year Ended December 31, 1998 Compared with the Period Ended December 31, 1997
-----------------------------------------------------------------------------

         The following discussion of the year ended December 31, 1998 and the period ended December 31, 1997 relates to our operations conducted as CyberGames International, Inc., consisting of efforts to develop and market online casino services. In October 1998, we discontinued our efforts to develop online casino operations and sold the casino-related operations and assets to a former shareholder. We are providing the following information and comparisons for historical reference only. The following information may not be indicative of the expected or anticipated results of the operation of our existing business of developing and commercializing e-commerce products and services.

General and Administrative Expense

         General and administrative expense for the year ended December 31, 1998 was $41,040. There were no general and administrative expenses incurred during the period ended December 31, 1997.

Discontinued Operations

         During the year ended December 31, 1998, losses associated with online casino gambling operations were $125,548. Of this amount, $115,500 was for research and development expense, $5,046 for depreciation and $5,002 for general and administrative expense. During the year ended December 31, 1998, the online casino gambling operations were sold for a gain of $350,000. During the period ended December 31, 1997, losses associated with online casino gambling operations were $1,264,842. Of this amount, $1,239,379 was for research and development expense, $1,682 for depreciation and $23,781 for general and administrative expense.

LIQUIDITY AND CAPITAL RESOURCES

         We have principally raised funds for operations through the sale of our Common Stock in private offering transactions that were exempt from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act"). To date, we have raised $1,542,811 through the sale of our Common Stock

         Operating activities used $48,724 of cash during the six months ended June 30, 1999, of which $29,819 came from the operations of MasterCoin of Nevis and $18,905 came from our operations. Operating activities have used $1,157,696 of cash from January 27, 1997 (date of our inception) through June 30, 1999, of which $1,127,877 was used for our operations prior to the MasterCoin Acquisition and $29,819 was used for the operations of MasterCoin of Nevis.

         Cash used in investing activities was $25,229 from January 27, 1997 (date of our inception) through June 30, 1999 for the purchase of equipment.


         Cash used by financing activities was $185,000 during the six months ended June 30, 1999. Of this amount, $370,000 was used for the repurchase of shares of our Common Stock which was offset by the receipt of $185,000 from the sale of shares of our Common Stock. Cash provided by financing was $1,353,106 from January 27, 1997 (date of our inception) through June 30, 1999. During the period from January 27, 1997 through June 30, 1999 $1,542,841 was provided from the sale of shares of our Common Stock, $309,765 was provided by loans from a shareholder, partially offset by $97,000 for repayments on loans from a shareholder, and $402,500 for the repurchase of our Common Stock. The balance of the shareholder loan was satisfied by converting to equity in MasterCoin.

         We believe that the completion of the MasterCoin Acquisition will provide us with sufficient cash flows to continue the operations of our current business. We are presently considering the possibility of raising up to $5,000,000 to accelerate the marketing program and for development of the next generation of software.

YEAR 2000 COMPLIANCE

         In the next year, many companies will face a potentially serious problems because many software applications and operational programs written in the past may not properly recognize calendar dates beginning in the Year 2000. This problem could force computers or machines which utilize date dependent software to either shut down or provide incorrect data or information. We have examined our computer and information systems to determine whether our software applications and computer and information systems are compliant with the Year 2000. Because MasterCoin was recently organized, substantially all of our hardware and software was recently purchased and we have received assurances from our software and hardware providers that our computer systems are fully compliant with the Year 2000. We have also performed our own internal tests to confirm that our hardware and software are Year 2000 compliant.

         While we believe that our information systems are fully Year 2000 compliant, we intend to continue to review our information systems for any possible problems, as well as monitor our key suppliers and customers for any impact that the Year 2000 may have on their information systems which could then impact us. We have contacted all of our key suppliers and have been assured that such suppliers will not be impacted by the Year 2000. During the remainder of 1999, we intend to contact all of our significant customers to request verification that such customers are Year 2000 compliant.

         We do not believe that there will be significant issues or costs associated with our services and products related to Year 2000 compliance;
however,  there can be no assurance  that our  services or products  will not be affected  by  undetected  errors  or  defects  associated  with  Year  2000 date functions. Although we are not currently aware of any material operational issues or costs associated with our products and services or internal information systems for the Year 2000, there can be no assurance that we will not experience unanticipated negative consequences and/or material costs caused by undetected errors or defects in the technology used in our products and services or internal information systems, which are comprised predominantly of third- party software and hardware. We do not currently anticipate that the Year 2000 programming issues will have a material impact on our business, financial condition and results of operations.

         If we are not completely successful in mitigating internal and external Year 2000 risks, the result could be a system failure or miscalculations causing disruptions of operation, including among other things, a temporary ability to process transactions or engage in normal business activities. We do not currently have a contingency plan with respect to potential Year 2000 failures of our suppliers or customers.

ITEM 3.                         DESCRIPTION OF PROPERTY

         In July 1998, we entered into an oral sublease for an office and data center in St. Kitts of approximately 2,000 square feet. The sublease currently requires payment of $2,000 monthly and continues through December 2001. We also have a satellite link connection to the United States for data and voice transmission to secure the necessary bandwidth required for our business operations.

ITEM 4.           SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
                  MANAGEMENT

         The following table lists the name and address of any person (including any "group" as that term is used in section 13(d)(3) of the Exchange Act) who we believe to be the beneficial owner of more than five percent (5%) of any class of our voting securities, the name of each MasterCoin director and the stock ownership of all MasterCoin executive officers and directors as a group. In addition, the table lists the class of securities held by such persons, the amount of shares of that class owned by each such person and the percentage of that class owned by each such person.

                                                          Amount and Nature of                                   Percentage of
       Name and Address of Beneficial Owners              Beneficial Ownership       Title of Class                 Class(1)
----------------------------------------------------   ---------------------------   --------------              ---------------
Don Marshall
Basseterre, St. Kitts...............................        1,395,253 (1)               Common                         13.76%

David Hicks
Basseterre, St. Kitts...............................        1,395,253 (2)               Common                         13.76%
William Lavin
Orion House
Basseterre, St. Kitts...............................        1,094,662 (3)               Common                         10.80%
James A. Egide
P.O. Box 11927
Zephyl Cove, NV  89448..............................          750,200                   Common                          8.21%
The Wave Land Corp.
Orion House
Basseterre, St. Kitts...............................          547,331                   Common                          5.99%
Del Mar Corp.
Wellington Road
Basseterre, St. Kitts...............................          547,332                   Common                          5.99%
Lee Cay Corp.
Wellington Road
Basseterre, St. Kitts...............................          492,500                   Common                          5.39%

All executive officers and directors
as a group (5 persons)..............................        4,635,368                   Common                         45.72%

(1) Of the shares reflected as beneficially owned by Don Marshall, 1,000,000 shares are held of record by Nautilus Management Ltd., John Gumbs Building, Bay Street, Basseterre, St. Kitts, of which Don Marshall is a principal shareholder, and 395,253 shares are held of record by Don Marshall.

(2) Of the shares reflected as beneficially owned by David Hicks, 976,678 shares are held of record by Amathus Holding Ltd., P.O. Box 1281, Basseterre, St. Kitts, of which David Hicks is a principal shareholder, and 418,575 shares are held of record 8by David Hicks.

(3) Of the shares reflected as beneficially owned by William Lavin, 547,331 shares are held of record by The Wave Land Corp., Orion House, Basseterre, St. Kitts, of which William Lavin is a principal shareholder, and 547,331 shares are held of record by William Lavin.

ITEM 5.   DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

          Name                               Positions
          ----                               ---------

          William Lavin     -       President of MasterCoin Limited and Director

          William G. Isetta -       Chief Operating Officer and Director

          James A. Egide    -       Director

          Don Marshall      -       Director

          David Hicks       -       Director


         WILLIAM LAVIN, 50, has been involved in providing technical development, management and sales and marketing for over 20 years. He has provided management and consulting services to companies such as American Express, Chevron, Kaiser Permanente and Pacific Bell. With American Express, he spearheaded the launch of several products including Platinum and Gold Year-End Summary, Optima MIS and a worldwide Marketing System. Mr. Lavin has many years of experience in directing the successful implementation of projects using leading-edge technologies and has a thorough understanding of data processing, management, MIS and marketing applications. Prior to his involvement with MasterCoin, he co-founded and was Vice President of Sales and Marketing for Tier Technologies Inc. Tier, a systems consulting firm, grew to over 100 employees with revenues of over US$20 million by its fourth year, and now has a market capitalization of over US$200 million. Most recently, Mr. Lavin was President and Chief Operating Officer for Windstreak Inc., an Internet development company.

         WILLIAM G. ISETTA, 51, has been involved in the management and operation of a private high school since 1966, serving as a principal for the past 15 years. Since becoming a principal, Mr. Isetta has been responsible for the daily operations of the high school and the school's nearly $20,000,000 dollar combined budgets. Mr. Isseta's responsibilities also include contract negotiations, employee supervision and management and public relations.

         JAMES A. EGIDE, 65, has since 1990 been primarily involved in managing his personal investments, including various national and international business enterprises. Commencing in 1978, he served as Chief Executive Officer and Chairman of Carme, Inc., a publicly-traded company engaged in the manufacture and distribution of hair and skin care products, which he founded in 1978 and completed its sale in 1989. Between 1976 until 1980, Mr. Egide was President and a director of Five Star Industries, which functioned as a general contractor and real estate developer. Mr. Egide also serves as Chairman of the Board and Chief Executive Officer of Digital Courier Technologies, Inc., an internet payment processor.

         DON MARSHALL, 40, has been involved in offshore financial processing for the last 10 years. He has provided management and consulting to banking institutions in Europe and the Caribbean, assisting them in successfully setting up the infrastructure necessary for credit card processing. Mr. Marshall has in-depth knowledge of financial processing, VISA and MasterCard regulations and offshore banking. Using this experience and his business skills, he established DataBank International, a provider of online systems and services to merchant banks interested in developing Internet programs ("Databank") in the Federation of St. Kitts and Nevis. This was the first company processing credit cards for the Internet in the Caribbean. As President of DataBank, Mr. Marshall has taken the company from startup to a robust organization, which, at present, is processing over $20 million in transactions per month.

         DAVID HICKS, 31, Mr. Hicks studied business management in United Kingdom before moving to St. Kitts five years ago. Since moving to St. Kitts, Mr. Hicks has been a principal and director of Caribe Yachts, an upper-end boat building enterprise located in St. Kitts, and DataBank. Mr. Hicks is experienced in dealing with international and European banks and has helped to establish DataBank as a powerful force in the payment processing industry.

ITEM 6.           EXECUTIVE COMPENSATION

         The following table sets forth the compensation for services rendered by any individual who served as our chief executive officer at any time during the 1997 or 1998 fiscal years. No executive officer was paid in excess of $100,000 in salary and bonus during either the 1997 or 1998 fiscal years. The following table does not reflect compensation paid to any executive officer by MasterCoin of Nevis prior to the consummation of the MasterCoin Acquisition. Our current chief operating officer and senior executive officer, William G. Izetta, did not serve as chief executive officer at any time during either the 1997 or 1998 fiscal years.

                                            Summary Compensation Table

                                                                   Long Term Compensation
                                                                   ------------------------------
                                      Annual Compensation                        Awards           Payouts
                                      -------------------                        ------           -------
         (a)        (b)      (c)     (d)         (e)          (f)            (g)        (h)       (i)
         Name                                    Other                   Securities                All
          and                                    Annual     Restricted   Underlying                Other
      Principal                                  Compen-     Stock       Options/       LTIP       Compen-
       Position      Year     Salary($) Bonus($) sation($)   Award(s)($) SARs(#)      Payouts($)   sation($)
       --------      ----     --------- -----------------   ------------ --------     ----------   ---------

Frank Torcasio,     1998      $65,500     $0       $0         $0          0             $0          $0
President           1997      $     0     $0       $0         $0          0             $0          $0


ITEM 7.           CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         Don Marshall, William Lavin and David Hicks, each of whom is currently a director of MasterCoin, all had a direct or indirect material interest in the MasterCoin Acquisition. Mr. Marshall owns all of the capital stock of MasterCoin of Nevis. Pursuant to the MasterCoin Acquisition Agreement, MasterCoin of Nevis transferred to us all of the assets and intellectual property that were used by MasterCoin of Nevis in conducting its electronic commerce business. In exchange for those assets, we agreed to transfer to Mr. Marshall and his designees a total of 6,925,000 shares of our Common Stock. Mr. Marshall and his affiliates received 1,395,253 shares of our Common Stock, Mr. Lavin and his affiliates received 1,094,662 shares of our Common Stock, and Mr. Hicks and his affiliates received 1,395,253 shares of our Common Stock. The number of shares of our Common Stock issued to Mr. Marshall and his designees, including Messrs. Lavin and Hicks, was determined through arms-length negotiations with MasterCoin of Nevis.

ITEM 8.           DESCRIPTION OF SECURITIES

         MasterCoin's Articles of Incorporation authorize the issuance of 20,000,000 shares of Common Stock, par value $.001 per share. As of September 1, 1999, there were 10,139,500 shares of Common Stock issued and outstanding. Except as otherwise required by law, each share of Common Stock entitles the shareholder to one vote on each matter which shareholders may vote on at all meetings of shareholders of the Company. Holders of Common Stock are not entitled to cumulative voting in the election of MasterCoin's directors. Holders of Common Stock also do not have preemptive, subscription or conversion rights, and there are no redemption or sinking fund provisions applicable thereto.

Holders of Common Stock are entitled to share ratably in dividends paid from the funds legally available for the payment thereof, when, as and if declared by the MasterCoin Board of Directors. The declaration of dividends, however, is subject to the discretion of the Board of Directors. Holders of Common Stock are also entitled to share ratably in the assets of MasterCoin available for distribution to holders of Common Stock after payment of liabilities of MasterCoin upon the liquidation or dissolution of MasterCoin, whether voluntary or involuntary.

PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

         As of September 1, 1999, there were approximately 89 record holders (which does not include holders of shares held in securities position listings) of our 10,139,500 shares of issued and outstanding Common Stock. We have not declared any cash dividends on any class of common equity since our formation in January 1997.

         Our Common Stock is traded in the United States over-the-counter market under the symbol "COIN." The following table sets forth the range of high and low bids reported in the over-the-counter market for our Common Stock. The source of the bid information is a September 8, 1999 report from the National Quotation Bureau, LLC. The prices shown below represent prices in the market between dealers in securities; they do not include retail markup, markdown or commission, and do not necessarily represent actual transactions.

                                                         ---------------------------------------------------------------
Quarter Ended                                            Low                                 High
                                                         -------------------------           ---------------------------
         1st Quarter 1998..........................      3                                   5-1/8
         2nd Quarter 1998..........................      2                                   3
         3rd Quarter 1998..........................      1/8                                 2-3/4
         4th Quarter 1998..........................      7/8                                 2

         1st Quarter 1999..........................      1-1/2                               2-7/8
         2nd Quarter 1999..........................      2-1/8                               6
         3rd Quarter 1999 (through Sept. 7)........      1/8                                 5-1/4


         We have not declared or paid any dividends on our Common Stock and currently anticipate that we will retain all available funds to finance future growth in business expansion. Any future determination to pay dividends will be at the discretion at our Board of Directors and will be dependent upon results of operations, contractual restrictions and other factors deemed relevant by the Board of Directors.

ITEM 2.           LEGAL PROCEEDINGS

                  None.

ITEM 3.           CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

                  None.

ITEM 4.           RECENT SALES OF UNREGISTERED SECURITIES

         MasterCoin Acquisition
         ----------------------

         On August 5, 1999 MasterCoin, MasterCoin of Nevis and Don Marshall, the sole shareholder of MasterCoin of Nevis, entered into an Asset Purchase and Sale Agreement pursuant to which MasterCoin acquired substantially all of the assets and operations of MasterCoin of Nevis. In exchange for those assets, MasterCoin transferred to Don Marshall and 15 individuals and entities designated by Mr. Marshall a total of 6,925,000 shares of MasterCoin's Common Stock. Of these shares, Mr. Marshall and his affiliates received 1,395,253 shares of MasterCoin Common Stock, William Lavin and his affiliates received 1,094,662 shares of MasterCoin Common Stock and David Hicks and his affiliates received 1,395,253 shares of MasterCoin Common Stock. The MasterCoin acquisition was effected in reliance upon the exemption from registration provided by Section 4(2), of the Securities Act ("Section 4(2)") based upon a number of considerations, including the following:

         Each of Mr. Marshall and his designees received all material information necessary to evaluate the terms of and risks associated with the MasterCoin Acquisition, were provided with an opportunity to review all such information with the officers and directors of MasterCoin and to ask questions with respect thereto. Each of Mr. Marshall and his designees provided to MasterCoin information as to each shareholder's status as an accredited investor and/or background, education and experience which would enable the shareholder to effectively evaluate the merits and risks of acquiring shares of our Common Stock in the MasterCoin Acquisition. In addition, each shareholder provided to MasterCoin customary representations and warranties regarding the shareholders' intent to acquire the shares of our Common Stock as an investment, and covenants not to serve as a conduit for further distribution of the our Common Stock.

         No general advertising or solicitation preceded the issuance of our Common Stock in the MasterCoin Acquisition. Rather, the MasterCoin Acquisition was a negotiated agreement which was developed as a natural outgrowth of a pre-existing relationship between MasterCoin, MasterCoin of Nevis and Mr. Marshall.

         April 1999 Private Placement
         ----------------------------

         In April 1999, we issued 250,000 shares of Common Stock to ten existing shareholders in exchange for $125,000 in cash. The private placement was effected in reliance upon the exemption for registration provided by Section 4(2), based upon representations and warranties provided by the prospective purchasers and our review of the background, education and experience of each of the individual purchasers, all of whom had a pre-existing relationship with us.

         Issuance of Common Stock to Frank Torcasio
         ------------------------------------------

         On January 20,  1999,  we sold 10,000  shares of Common  Stock to Frank
Torcasio, an executive officer and shareholder of MasterCoin, as part of the consideration paid to Mr. Torcasio for the termination of his option to purchase 75,000 shares of the Common Stock for $.50 per share. The issuance of shares to Frank Torcasio was done in reliance upon the exemption for registration provided by Section 4(2), based upon representations and warranties provided by Mr.
Torcasio and our review and knowledge of the background, education and experience of Mr. Torcasio.

         January 1999 Private Placement
         ------------------------------

         In January 1999, we approved the issuance of 500,000 shares of Common Stock at $.50 per share. In May 1999, we issued 500,000 shares of Common Stock to six existing shareholders in exchange for $250,000 in cash. The private placement was effected in reliance upon the exemption for registration provided by Section 4(2), based upon representations and warranties provided by the prospective purchasers and our review of the background, education and experience of each of the individual purchasers.

         June 1998 Private Placement
         ---------------------------

         In June 1998, we completed a private placement of 800,000 shares of Common Stock to five existing shareholders in exchange for the payment of $342,235 in cash and the cancellation of debt in the amount of $57,765. The shares of our Common Stock were sold at a price of $.50 per share. The private placement was effected in reliance upon the exemption for registration provided by Section 4(2), based upon representations and warranties provided by the prospective purchasers and our review of the background, education and experience of each of the individual purchasers, all of whom had a pre-existing relationship with us.

         Cancellation of Debt
         --------------------

         On January 27, 1998, we issued 310,000 shares of Common Stock to four existing shareholders in exchange for the cancellation of $155,000 of debt to such shareholders. The issuance of the shares was done in reliance upon the exemption for registration provided by Section 4(2),based upon representations and warranties provided by the prospective purchasers and our review and knowledge of the background, education and experience of the shareholders, each of whom had a pre-existing relationship with us.

         Rule 504 Private Offering
         -------------------------

         On March 20, 1997, we offered 247,500 shares of Common Stock at $4.00 per share pursuant to a Confidential Term Sheet dated March 20, 1997. The aggregate offering price of the Common Stock offered was $990,000. In April 1997, we sold 210,000 shares of Common Stock to eighteen individuals in exchange for the total payment of $840,000 in cash less $14,394 for offering costs. During the twelve months prior to March 20, 1997 and through the end of the offering of the 247,500 shares of Common Stock, we had not offered any other shares of securities under Rule 504 or in reliance on any exemption under section 3(b) of the Securities Act or in violation of section 5(a) of the Securities Act. At the time we made the offering, we were not (i) subject to the reporting requirements of section 13 or 15(d) of the Exchange Act, (ii) an investment company or (iii) a development stage company without a specific business plan or purpose or with a plan to engage in a merger or acquisition with an unidentified company or companies, or other entity or person.

         Issuance of Shares of Common Stock to Company Founders
         ------------------------------------------------------

         On February 1, 1997, in connection with the formation of CyberGames International, Inc., we issued the following shares of Common Stock to the following persons for the following consideration:


         Purchaser                          Number of Shares                    Consideration
         ---------                          ----------------                    -------------
         C.J. Overseas                      1,050,000                  Exchange of 210 shares of stock of
                                                                       CyberGames of Ireland

         James A. Egide                       925,000                  Exchange of 185 shares of
                                                                       stock of CyberGames of
                                                                       Ireland

         CasinoWorld Holdings                  405,000                 Exchange of 81 shares of
                                                                       stock of CyberGames of
                                                                       Ireland

         CWH Trust                            202,500                  Exchange of 40 shares of
                                                                       stock of CyberGames of Ireland

         Grabin Corporation                   150,000                  Exchange of 30 shares of
                                                                       stock of CyberGames of
                                                                       Ireland

         New Media Entertainment              145,000                  Exchange of 29 shares of
                                                                       stock of CyberGames of
                                                                       Ireland

         Prospect Creek Ltd.                 125,000                   Exchange of 25 shares of
                                                                       stock of CyberGames of
                                                                       Ireland

The issuance of the shares was done in reliance upon the exemption for registration provided by Section 4(2), based upon representations and warranties provided to us and our review and knowledge of the background, education and experience of the purchasers, who were the founding shareholders of CyberGames International, Inc.

ITEM 5.           INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Pursuant to Article IX of the Company's Bylaws, the Company is obligated to indemnify to the fullest extent permitted by, and in the matter permissible under the laws of the State of Nevada, any person made, or threatened to be made, a party to any action, suit or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he is or was a director or officer of the Company, or is or was a director or officer of the Company, or is or was serving at the request of the Company as a director or officer of another corporation, or as its representative in a partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred in any such capacity or arising out of such status. The Board of Directors, in its discretion, possesses the power to cause the Company to purchase and maintain insurance on behalf of any person who is or was a director or officer of the Company, or is or was serving at the request of the Company as a director or officer of another corporation, or as its representative in a partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred in any such capacity or arising out of such status, whether or not the Company would have the power to indemnify such person.

         Insofar as indemnification for liabilities arising under the Exchange Act may be permitted to directors, officers and controlling persons of the Company, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Exchange Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceedings) is asserted by such director, officer, or controlling person in connection with any securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Exchange Act and will be governed by the final adjudication of such issues.

INDEMNIFICATION   OF  OFFICERS  OR  PERSONS   CONTROLLING  THE  CORPORATION  FOR
LIABILITIES ARISING UNDER THE SECURITIES ACT OF 1933, IS HELD TO BE AGAINST PUBLIC POLICY BY THE SECURITIES AND EXCHANGE COMMISSION AND IS THEREFORE UNENFORCEABLE.

PART F/S



                                                 MASTERCOIN, INC.


                                          INDEX TO FINANCIAL STATEMENTS


                                                                                                        Page
                                                                                                        ----

Unaudited Pro Forma Condensed Financial Statements.......................................................F-2
     Unaudited Pro Forma Condensed Balance Sheet - June 30, 1999.........................................F-3
     Unaudited Pro Forma Condensed Statement of Operations
       for the Six Months Ended June 30, 1999............................................................F-4
     Notes to Pro Forma Financial Statements.............................................................F-4

MasterCoin of Nevis Ltd.
     Balance Sheet - June 30, 1999 (Unaudited)...........................................................F-5
     Statement of Operations for the Period From January 1, 1999 (Date
        of Inception) Through June 30, 1999 (Unaudited)..................................................F-6
     Statement of Stockholders' Equity for the Period From January 1, 1999
        (Date of Inception) Through June 30, 1999 (Unaudited)............................................F-6
     Statement of Cash Flows for the Period From January 1, 1999 (Date
        of Inception) Through June 30, 1999 (Unaudited)..................................................F-7
     Notes to Financial Statements.......................................................................F-8

CyberGames, Inc.
     Report of Independent Certified Public Accountants.................................................F-10
     Balance Sheet - June 30, 1999 and December 31, 1998................................................F-11
     Statements of  Operations  for the Six Month Period Ended June 30, 1999 and
        1998 and for the Cumulative Period From January 27, 1997 (Date
        of Inception) through June 30, 1999 (Unaudited).................................................F-12
     Statements of Operations for the Year Ended December 31, 1998, for the
        Period from January 27, 1997 (Date of  Inception)  through  December 31,
        1997, and for the Cumulative Period from January 27, 1997 through
       December 31, 1998................................................................................F-13
     Statements of Stockholders' Equity for the Period from January 27, 1997
       (Date of Inception) through December 31, 1997, for the Year Ended
       December 31, 1998 and for the Six Months Ended June 30, 1999 (Unaudited).........................F-14
     Statements of Cash Flows for the Six Months Ended June 30, 1999 and
        1998 and for the Cumulative Period from January 27, 1997, (Date of
        Inception) through June 30, 1999 (Unaudited)....................................................F-15
     Statements of Cash Flows for the Year Ended December 31, 1998, for the
        Period from January 27, 1997 (Date of  Inception)  through  December 31,
       1997, and for the Cumulative Period from January 27, 1997 through
       December 31, 1998................................................................................F-16
     Notes to Financial Statements......................................................................F-17

                                MASTERCOIN, INC.
                          UNAUDITED CONDENSED PRO FORMA
                              FINANCIAL STATEMENTS


In August 1999, MasterCoin of Nevis Ltd ("MasterCoin") entered into and completed an agreement with CyberGames International, Inc. ("CyberGames") pursuant to which CyberGames issued 6,925,000 of its common stock in exchange for all of the assets of MasterCoin. In addition, CyberGames changed its name to MasterCoin, Inc. Since CyberGames was a shell corporation with no significant assets or operations and 3,454,500 common shares outstanding, the transaction has been accounted for as the reorganization of MasterCoin into CyberGames and the acquisition of CyberGames' assets by MasterCoin in exchange for 3,454,500 shares of common stock. The Cyber Games assets have been recorded at their historical cost which was equal to their fair value. Since CyberGames was not considered a business for accounting purposes, no goodwill was recognized from the acquisition. The unaudited pro forma condensed balance sheet has been prepared to present the financial position of MasterCoin, Inc. as though the agreement had been consummated on June 30, 1999. The unaudited pro forma condensed statement of operations for the six months ended June 30, 1999 has been prepared to present the results of operations as though the agreement had been consummated on January 1, 1999. A pro forma statement of operations for the year ended December 31, 1998 has not been presented as the pro forma results of operations for that year would be as shown in the statements of operations of CyberGames included elsewhere herein.

The following financial information was derived from, and should be read in conjunction with the separate historical financial statements of CyberGames and the financial statements of MasterCoin which are included elsewhere herein. The unaudited pro forma condensed statement of operations has been included herein for comparative purposes only and does not purport to be indicative of the results of operations which actually would have been obtained had the agreement been completed on January 1, 1999, or the results of operations which may be obtained in the future. In addition, future results of operation may vary significantly from the results reflected in these pro forma financial statements.


                                MASTERCOIN, INC.
                   UNAUDITED PRO FORMA CONDENSED BALANCE SHEET
                                  JUNE 30, 1999

                                                                                          Pro Forma           Pro Forma
                                                      MasterCoin       CyberGames         Adjustments           Results
                                                      ----------       ----------         -----------           -------

                                                          ASSETS
Current Assets
     Cash .........................................$      70,181     $     100,000      $         --      $     170,181
     Accounts receivable...........................      124,823                                  --            124,823
     Prepaid expenses..............................          --                                   --
     Other assets..................................          --                                   --                --
                                                   -------------     -------------      -------------     -------------

         Total Current Assets......................      195,004           100,000                --            295,004
                                                   -------------     -------------      -------------     -------------

Equipment, net.....................................      912,886            15,977   (A)          --            928,863

Advance to MasterCoin..............................                        100,000   (B)     (100,000)              --
                                                   -------------     -------------      -------------     -------------

Total Assets.......................................$   1,107,890     $     215,977      $    (100,000)    $   1,223,867
                                                   =============     =============      ==============    =============


                                           LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities
     Trade accounts payable........................$      92,226     $         --       $         --      $      92,226
                                                   -------------     -------------      ------------      -------------

         Total Current Liabilities.................       92,226               --                 --             92,226
                                                   -------------     -------------      -------------     -------------

Notes Payable......................................      100,000               --    (B)     (100,000)            --
                                                   -------------     -------------      ---------------   -------------

Stockholders' Equity
     Common stock..................................        6,925             3,455                --             10,380
     Additional paid-in capital....................    1,029,660         1,301,401                --          2,331,061
     Accumulated deficit...........................     (120,921)       (1,088,879)               --         (1,209,800)
                                                   -------------     -------------      -------------     -------------

         Total Stockholders' Equity................      915,664           215,977                --          1,131,641
                                                   -------------     -------------      -------------     -------------

Total Liabilities and Stockholders' Equity         $   1,107,890     $     215,977      $    (100,000)    $   1,223,867
                                                   =============     =============      =============     =============


Notes to the Unaudited Condensed Pro Forma Consolidated Financial Statements are presented on page F - 4.


                                MASTERCOIN, INC.
              UNAUDITED PRO FORMA CONDENSED STATEMENT OF OPERATIONS
                     FOR THE SIX MONTHS ENDED JUNE 30, 1999


                                                                                           Pro Forma         Pro Forma
                                                        MasterCoin        CyberGames      Adjustments           Results
                                                     -------------     -------------      -----------     -------------

Revenue..............................................$     245,029     $         --       $       --      $     245,029
Cost of sales........................................      163,472               --               --            163,472
                                                     -------------     -------------      -----------     -------------

Gross profit.........................................       81,557               --               --             81,557

General and administrative expense...................       62,468            23,230   (A)    107,398           193,096
Selling and marketing................................       16,311               --               --             16,311
Depreciation.........................................       53,699               --                              53,699
Research and development.............................       70,000               --                              70,000
                                                     -------------     -------------      -----------     -------------

Total expenses.......................................      202,478            23,230          107,398           333,106
                                                     -------------     -------------      -----------     -------------

Loss from operations.................................     (120,921)          (23,230)        (107,398)         (251,549)
Interest expense.....................................          --                --               --
Interest income......................................          --              1,801              --              1,801
                                                     ------------      -------------      -----------     -------------

Loss from Continuing Operations......................$    (120,921)    $     (21,429)     $  (107,398)    $    (249,748)
                                                     =============     =============      ===========     =============

Basic and Diluted Loss from Continuing
Operations Per Common Share..........................$       (0.02)    $       (0.01)     $       --      $       (0.02)
                                                     =============     =============      ===========     =============

Weighted average number of common shares
used in per share calculation........................    6,925,000         3,085,914              --         10,010,914
                                                     =============     =============      ===========     =============







                                MASTERCOIN, INC.
           NOTES TO UNAUDITED PRO FORMA CONDENSED FINANCIAL STATEMENTS


A - To adjust depreciation of equipment from being depreciated over a two-month period to being depreciated over a six-month period.

B - To eliminate intercompany receivable and payable.


                            MASTERCOIN OF NEVIS LTD.
                                  BALANCE SHEET
                                  JUNE 30, 1999
                                   (UNAUDITED)



                                                      ASSETS
Current Assets
      Cash.....................................................................................$     70,181
      Accounts receivable......................................................................     124,823
                                                                                               ------------

Total Current Assets...........................................................................     195,004
                                                                                               ------------

Property & Equipment, net of depreciation......................................................     912,886
                                                                                               ------------

Total Assets...................................................................................$  1,107,890


                                       LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities
      Trade accounts payable...................................................................$     92,226
                                                                                               ------------

           Total Current Liabilities...........................................................      92,226
                                                                                               ------------

Notes Payable..................................................................................     100,000
                                                                                               ------------

Stockholders' Equity
      Common stock - $0.001 par value; 20,000,000 shares
         authorized; 6,925,000 issued and outstanding..........................................       6,925
      Additional paid-in capital...............................................................   1,029,660
      Accumulated deficit......................................................................    (120,921)
                                                                                               ------------

           Total Stockholders' Equity..........................................................     915,664
                                                                                               ------------

Total Liabilities and Stockholders' Equity.....................................................$  1,107,890
                                                                                               ============


   The accompanying notes are an integral part of these financial statements.

                            MASTERCOIN OF NEVIS LTD.
                             STATEMENT OF OPERATIONS
             FOR THE PERIOD FROM JANUARY 1, 1999 (DATE OF INCEPTION)
                              THROUGH JUNE 30, 1999
                                   (UNAUDITED)



Product Sales...................................................$       245,029

Cost of Goods Sold..............................................        163,472
                                                                ---------------

Gross Profit ...................................................         81,557
                                                                ---------------

Operating and Other Expenses
     General and administrative ................................        116,167
     Selling and marketing......................................         16,311
     Research and development...................................         70,000
                                                                ---------------

     Total Operating and Other Expenses.........................        202,478
                                                                ---------------

Net Loss........................................................$      (120,921)
                                                                ===============

Basic and Diluted Loss Per Common Share.........................$         (0.02)
                                                                ===============

Weighted average number of common shares
used in per share calculation...................................      6,925,000
                                                                ===============

   The accompanying notes are an integral part of these financial statements.





                            MASTERCOIN OF NEVIS LTD.
                        STATEMENT OF STOCKHOLDERS' EQUITY
                                   (UNAUDITED)


                                                                        Additional                     Total
                                                    Common Stock         Paid-In     Accumulated     Stockholders'
                                              Shares            Amount   Capital       Deficit          Equity
                                              ------            ------   -------       -------          ------

Balance - January 1, 1999
   (Date of Inception)...................            -    $           -  $        -   $         -  $          -

Shares issued for research and development
   expense paid by shareholder...........      467,641              468      69,532             -        70,000

Shares issued for equipment..............    6,457,359            6,457     960,128             -       966,585

Net loss for the period .................            -                -           -      (120,921)     (120,921)
                                         -------------    -------------  ----------   -----------  ------------

Balance - June 30, 1999..................    6,925,000    $       6,925  $1,029,660   $  (120,921) $    915,664
                                         =============    =============  ==========   ===========  ============

   The accompanying notes are an integral part of these financial statements.


                            MASTERCOIN OF NEVIS LTD.
                             STATEMENT OF CASH FLOWS
             FOR THE PERIOD FROM JANUARY 1, 1999 (DATE OF INCEPTION)
                              THROUGH JUNE 30, 1999
                                   (UNAUDITED)



Cash Flows From Operating Activities
     Net loss........................................................$      (120,921)
     Adjustments to reconcile net loss to net cash used .............
     by operating activities:........................................
         Depreciation................................................         53,699
         Stock issued for acquisition of CyberGames..................         70,000
              Changes in operating assets and liabilities: ..........
              Accounts receivable....................................       (124,823)
              Accounts payable.......................................         92,226
                                                                     ---------------

     Net Cash Used By Operating Activities...........................        (29,819)
                                                                     ---------------

Cash Flows From Financing Activities
     Proceeds from borrowings........................................        100,000
                                                                     ---------------

     Net Cash Provided By Financing Activities.......................        100,000
                                                                     ---------------

Net Increase In Cash  ...............................................         70,181

Cash - Beginning of Period...........................................           --
                                                                     ---------------

Cash - End of  Period................................................$        70,181
                                                                     ===============


Noncash Investing and Financing Activities
During the period ended June 30, 1998, various individuals contributed equipment for use in the Company. The value of the contributed equipment was $966,585.




   The accompanying notes are an integral part of these financial statements.

                            MASTERCOIN OF NEVIS LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



NOTE 1 - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING
POLICIES

Organization and Nature of Operations - MasterCoin of Nevis, Ltd.,("Company") began operations in March of 1999 and has been engaged in the business of developing and marketing an electronic currency service for the Internet.
Revenues from operations are generated from fees paid by the customers and member merchants. In addition, interest is earned on funds deposited with the Company until the funds are redeemed by the customer or the merchants. Cost of sales are incurred from fees on transactions charged by various financial institutes.

Interim Financial Statements -- The accompanying interim financial statements as of June 30, 1999 are unaudited. In the opinion of management, all necessary adjustments (which include only normal recurring adjustments) have been made to present fairly the financial position, results of operations and cash flows for the periods presented.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumption that affect the reported amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

Equipment - Equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the equipment, which is three years. Maintenance and repairs of equipment are charged to operations and major improvements are capitalized. Upon retirement, sale, or other disposition of equipment, the cost and accumulated depreciation are eliminated from the accounts and gain or loss is included in operations.

Loss Per Share - The Company computes basic and diluted loss per share in accordance with Statement of Financial Accounting Standards No. 128, ("SFAS 128"), Earnings Per Share. Basic loss per common share is computed by dividing net loss available to common stockholders by the weighted-average number of common shares outstanding during the period. Diluted loss per share is calculated to give effect to stock warrants, options and convertible notes payable except during loss periods when those potentially issuable common shares would decrease the loss per share. There were no potentially issuable common shares outstanding at June 30, 1999.

Revenue Recognition -- The Company earns fees on Internet currency transactions by customer. Accordingly, revenue is recognized when the customer initiates an electronic purchase. Cost of sales is recognized at the date the sale is recognized.

Software Costs - Computer software costs incurred during the preliminary evaluation phase are expensed as incurred while costs incurred after technological feasibility is established are capitalized. All costs associated with the Company's efforts to design and develop electronic currency software were recognized as research and development and expensed as incurred.

NOTE 2-ADVANCE FROM CYBERGAMES INTERNATIONAL INC.

During the six month period ended June 30, 1999, the Company received an advanced of $100,000 in cash from CyberGames International Inc. No terms for repayment.

                            MASTERCOIN OF NEVIS LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 3 - INCOME TAXES

The components of the net deferred tax asset at June 30, 1999 are as follows:

                  Operating loss carry forwards............$        41,113
                  Valuation Allowance......................         41,113
                                                           ---------------

                  Net Deferred Tax Asset...................$            -
                                                           ===============

For tax reporting purposes, the Company has net operating loss carry forwards in the amount of $120,921 which will expire beginning in the year 2013.

There was no provision for or benefit from income taxes from continuing operations during any period presented. The following is a reconciliation of the amount of tax benefit that would result from applying the federal statutory rate to pretax loss with the provision for income taxes:

         Tax benefit at statutory rate (34%)...............$        41,113
         Change in valuation allowance...................          (41,113)
                                                           ---------------

         Provision for Income Taxes........................$            -
                                                           ===============

NOTE 4 - STOCKHOLDERS' EQUITY

During the period ended June 30, 1998, various individual contributed equipment for use in the Company. These individuals received 6,457,359 shares of common stock. The value of the equipment contribute was $966,585.

NOTE 5 - SUBSEQUENT EVENTS

In August 1999, the Company completed an asset purchase and sale agreement with CyberGames International, Inc. ("CyberGames"). Pursuant to the agreement, the Company sold all of its assets to CyberGames in exchange for 6,925,000 shares of CyberGames common stock. CyberGames had no significant operations or operating assets. As a result of the transaction, the Company received and currently holds a 67% interest in the outstanding CyberGames common stock. Therefore, the asset purchase and sale agreement will be accounted for as a reorganization of the Company into CyberGames and the reverse acquisition of CyberGames by MasterCoin Inc.

               HANSEN, BARNETT & MAXWELL
              A Professional Corporation
             CERTIFIED PUBLIC ACCOUNTANTS

                                                             (801) 532-2200
     Member of AICPA Division of Firms                Fax (801) 532-7944
              Member of SECPS                    345 East 300 South, Suite 200
 Member of Summit International Associates      Salt Lake City, Utah 84111-2693



               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


To the Stockholders and the Board of Directors
CyberGames International, Inc.

We have audited the accompanying balance sheet of CyberGames International, Inc. (a development stage company) as of December 31, 1998 and the related statements of operations, stockholders' equity, and cash flows for the year ended December 31, 1998, for the period from January 27, 1997 (date of inception) through December 31, 1997 and for the cumulative period from January 27, 1997 through December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CyberGames International, Inc. as of December 31, 1998 and the results of its operations and its cash flows for the year ended December 31, 1998, for the period from January 27, 1997 (date of inception) through December 31,1997 and for the cumulative period from January 27, 1997 through December 31, 1998, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company is a development stage enterprise engaged in developing technology related to electronic currency exchange. As discussed in Note 1, the Company has experienced losses from operations and negative cash flows from operating activities since inception which conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans concerning these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.



                                                       HANSEN, BARNETT & MAXWELL
August 3, 1999
Salt Lake City, Utah


                         CYBERGAMES INTERNATIONAL, INC.
                          (A Development Stage Company)
                                 BALANCE SHEETS

                                                                                      June 30,      December 31,
                                                                                          1999              1998
                                                                                --------------    --------------
                                                                                  (Unaudited)
                                     ASSETS
Current Assets
     Cash.......................................................................$      100,000    $      403,905
                                                                                --------------    --------------

         Total Current Assets...................................................       100,000           403,905
                                                                                --------------    --------------

Advances to MasterCoin of Nevis, Ltd............................................       100,000                --

Equipment.......................................................................        25,229            25,229
     Less: accumulated depreciation.............................................        (9,252)           (6,728)
                                                                                --------------    --------------

         Net Equipment..........................................................        15,977            18,501
                                                                                --------------    --------------

Total Assets....................................................................$      215,977    $      422,406
                                                                                ==============    ==============


                      LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities
     Stock redemption obligation................................................$          --            360,000
                                                                                --------------    --------------

         Total Current Liabilities..............................................           --            360,000
                                                                                --------------    --------------

Stockholders' Equity
     Common Stock - $0.001 par value; 20,000,000
        shares authorized; shares issued and
        outstanding: 3,454,500 at June 30, 1999 and 3,092,500
        at December 31, 1998....................................................         3,455             3,093
     Additional paid-in capital.................................................     1,301,401         1,126,763
     Deficit accumulated during the development stage...........................    (1,088,879)       (1,067,450)
                                                                                --------------    --------------

         Total Stockholders' Equity.............................................       215,977            62,406
                                                                                --------------    --------------

Total Liabilities and Stockholders' Equity......................................$      215,977    $      422,406
                                                                                ==============    ==============

The accompanying notes are an integral part of these consolidated financial statements.


                  CYBERGAMES INTERNATIONAL, INC. AND SUBSIDIARY
                          (A Development Stage Company)
                            STATEMENTS OF OPERATIONS
                                   (UNAUDITED)


                                                                                                  For the Period
                                                              For the Six       For the Six       January 27, 1997
                                                                 Month             Month          (Date of Inception)
                                                               Period Ended       Period Ended       Through
                                                              June 30, 1999      June 30, 1998     June 30, 1999
                                                             --------------     --------------    --------------

General and Administrative Expense...........................$       23,230     $           --    $       64,270

Interest Income..............................................         1,801                 --            15,781
                                                             --------------     --------------    --------------

Income (Loss) from Continuing Operations.....................       (21,429)                --           (48,489)
                                                             --------------     --------------    --------------

Discontinued Operations
     Loss from online casino gambling operations,
        no related income tax................................            --            (25,186)       (1,390,390)
     Gain on sale of online casino gambling
       operations, no related income tax.....................            --                --            350,000
                                                             --------------     --------------    --------------

Income (Loss) From Discontinued
   Operations................................................            --            (25,186)       (1,040,390)
                                                             --------------     ----------------  ---------------

Net Income (Loss)............................................$      (21,429)    $      (25,186)   $   (1,088,879)
                                                             ===============    ==============    ==============

Basic and Diluted Income (Loss) Per
 Common Share
     Continuing Operations...................................$        (0.01)    $          --     $        (0.01)
     Discontinued Operations.................................            --              (0.01)            (0.32)
                                                             --------------     ----------------  ---------------
     Net Income (Loss).......................................$        (0.01)    $        (0.01)   $        (0.33)
                                                             ===============    ===============   ===============

Weighted Average Common Shares Used In
 Per Share Calculations......................................     3,085,914          3,989,167         3,267,906
                                                             ==============     ==============    ==============




The accompanying notes are an integral part of these consolidated financial statements.


                                          CYBERGAMES INTERNATIONAL, INC.
                                           (A Development Stage Company)
                                             STATEMENTS OF OPERATIONS

                                                                             For the Period     For the Period
                                                                            January 27, 1997   January 27, 1997
                                                                                (Date of           (Date of
                                                              For the          Inception)         Inception)
                                                            Year Ended           Through            Through
                                                           December 31,       December 31,       December 31,
                                                             1998             1997                      1998
                                                          ---------------   --------------      -----------------

General and Administrative Expense........................$        41,040   $          --       $        41,040

Interest Income...........................................          5,725            8,255               13,980
                                                          ---------------   --------------      ---------------

Income (Loss) from Continuing Operations..................        (35,315)           8,255              (27,060)
                                                          ---------------   --------------      ---------------

Discontinued Operations
     Loss from online casino gambling operations,
        no related income tax.............................       (125,548)      (1,264,842)          (1,390,390)
     Gain on sale of online casino gambling
       operations, no related income tax..................        350,000              --               350,000
                                                          ---------------   --------------      ---------------

Income (Loss) From Discontinued Operations                        224,452       (1,264,842)          (1,040,390)
                                                          ---------------   --------------      ------------------
Net Income (Loss).........................................$       189,137   $   (1,256,587)     $    (1,067,450)
                                                          ===============   ==============      ==================

Basic and Diluted Income (Loss) Per
 Common Share
     Continuing Operations................................$         (0.01)  $          --       $         (0.01)
     Discontinued Operations..............................           0.06            (0.40)               (0.31)
                                                          ---------------   ----------------    ----------------
     Net Income (Loss)....................................$          0.05   $        (0.40)     $         (0.32)
                                                          ===============   ===============     ================

Weighted Average Common Shares Used In Per
  Share Calculations......................................      3,448,749        3,170,074              3,314,763
                                                          ===============   ==============      =================


The accompanying notes are an integral part of these consolidated financial statements.


                         CYBERGAMES INTERNATIONAL, INC.
                          (A Development Stage Company)
                       STATEMENTS OF STOCKHOLDERS' EQUITY


                                                                                                   Deficit
                                                                                                 Accumulated        Total
                                                                                  Additional      During the     Stockholders'
                                                           Common Stock            Paid-in       Development       Equity
                                                     Shares            Amount      Capital          Stage         (Deficit)
                                                     ------            ------      -------          -----         ---------
Balance - January 27, 1997
  (Date of inception)............................         --    $        --     $        --    $        --    $        --
Issuance for compensation from the
  reorganization of CyberGames, Ltd. into the
 Company, March 1997, $0.10 per share............   3,002,500          3,003         297,247            --         300,250
Issuance for cash, April and May 1997, $4.00
  per share before $14,394 of offering costs          210,000            210         825,396       --            825,606
Net loss for the period..........................         --             --              --      (1,256,587)    (1,256,587)
                                                 ------------   ------------    ------------   ------------   ------------

Balance - December 31, 1997......................   3,212,500          3,213       1,122,643     (1,256,587)      (130,731)

Conversion of shareholder loans, January through
  June1998, $0.50 per share......................     425,530            426         212,339            --         212,765
Issuance for cash, July through October 1998,
  $0.50 per share................................   1,064,470          1,064         531,171            --         532,235
Shares redeemed in disposition of online casino
  gambling operations, July 1998, $0.50 per share    (700,000)          (700)       (349,300)           --        (350,000)
Shares redeemed for cash, March 1998, $3.25
  per share......................................     (10,000)           (10)        (32,490)           --         (32,500)
Shares redeemed October 1998, paid January 25,
  1999 with cash, $0.40 per share................    (900,000)          (900)       (359,100)           --        (360,000)
Compensation related to grant of stock options,
  June 1998......................................         --             --            1,500            --           1,500
Net income for the year ended....................         --             --              --         189,137        189,137
                                                 ------------   ------------    ------------   ------------   ------------

Balance - December 31, 1998......................   3,092,500          3,093       1,126,763     (1,067,450)        62,406

Shares redeemed for cash, February 1999;
 $1.25 per share (unaudited) ....................      (8,000)            (8)         (9,992)           --         (10,000)

Issuance for cash, January through June 1999;
 $0.50 per share (unaudited).....................     370,000            370         184,630            --         185,000

Net loss for the period ended June 30, 1999
    (Unaudited)..................................         --             --              --         (21,429)       (21,429)
                                                 ------------   ------------    ------------   ------------   ------------

Balance - June 30, 1999..........................   3,454,500   $      3,455    $  1,301,401   $ (1,088,879)  $    215,977
                                                 ============   ============    ============   ============   ============



The accompanying notes are an integral part of these consolidated financial statements.

                         CYBERGAMES INTERNATIONAL, INC.
                          (A Development Stage Company)
                            STATEMENTS OF CASH FLOWS
                                   (UNAUDITED)


                                                                                                           For the Period
                                                                     For the Six        For the Six        January 27, 1997
                                                                        Month             Month           (Date of Inception)
                                                                      Period Ended       Period Ended         Through
                                                                     June 30, 1999      June 30, 1998       June 30, 1999
                                                                  ----------------    ---------------     ---------------

Cash Flows From Operating Activities
     Net loss.....................................................$        (21,429)   $       (25,186)    $    (1,088,879)
     Adjustments to reconcile net loss to net
        cash used by operating activities:
         Stock used for research and development
            services..............................................             --                 --              300,250
         Depreciation and amortization............................           2,524                --                9,252
         Compensation related to stock options....................             --                 --                1,500
         Gain on sale of discontinued operations..................             --                 --             (350,000)
                                                                  ----------------    --------------      ---------------

         Net Cash Used by Operating Activities....................         (18,905)           (25,186)         (1,127,877)
                                                                  ----------------    ---------------     ---------------

 Cash Flows From Investing Activities
     Advances to MasterCoin of Nevis, Ltd.........................        (100,000)               --             (100,000)
     Purchase of equipment........................................             --                 --              (25,229)
                                                                  ----------------    ---------------     ---------------

         Net Cash Used by Investing Activities....................        (100,000)               --             (125,229)
                                                                  ------------------  ---------------     ---------------

Cash Flows From Financing Activities
     Proceeds from issuance of common stock.......................         185,000                --            1,542,841
     Proceeds from loan from stockholder..........................             --              57,765             309,765
     Principal payments on loan from stockholder..................             --                 --              (97,000)
     Payments for stock redemption obligations....................        (360,000)               --             (360,000)
     Payments to repurchase common stock..........................         (10,000)           (32,500)            (42,500)
                                                                  ----------------    ---------------     ---------------

         Net Cash Provided by Financing Activities................        (185,000)            25,265           1,353,106
                                                                  -----------------   ---------------     ---------------

Net Increase (Decrease) in Cash...................................        (303,905)                79             100,000

Cash - Beginning of Period........................................         403,905                722                 --
                                                                  ----------------    ---------------     ---------------

Cash - End of Period..............................................$        100,000    $           801     $       100,000
                                                                  ================    ===============     ===============

The accompanying notes are an integral part of these consolidated financial statements.


                         CYBERGAMES INTERNATIONAL, INC.
                          (A Development Stage Company)
                            STATEMENTS OF CASH FLOWS


                                                                                    For the Period   For the Period
                                                                                  January 27, 1997  January 27, 1997
                                                                                      (Date of          (Date of
                                                                      For the         Inception)       Inception)
                                                                     Year Ended       Through           Through
                                                                    December 31,     December 31,    December 31,
                                                                        1998           1997               1998
                                                                  --------------    -------------    --------------
Cash Flows From Operating Activities
   Net income (loss)..............................................$      189,137    $  (1,256,587)   $   (1,067,450)
   Adjustments to reconcile net income (loss) to net cash
    used by operating activities:
     Stock issued for research and development services                       --          300,250           300,250
     Depreciation.................................................         5,046            1,682             6,728
     Compensation related to stock options........................         1,500               --             1,500
     Gain on sale of discontinued operations......................      (350,000)              --          (350,000)
                                                                  --------------    -------------    --------------

     Net Cash Used by Operating Activities........................      (154,317)        (954,655)       (1,108,972)
                                                                  ---------------   --------------   ---------------

Cash Flows From Investing Activities
   Purchase of equipment..........................................            --          (25,229)          (25,229)
                                                                  --------------    --------------   ---------------

     Net Cash Used by Investing Activities........................            --          (25,229)          (25,229)
                                                                  --------------    --------------   ---------------

Cash Flows From Financing Activities
   Proceeds from issuance of common stock ........................       532,235          825,606         1,357,841
   Proceeds from loan from stockholder............................        57,765          252,000           309,765
   Principal payments on loan from stockholder....................           --           (97,000)          (97,000)
   Payments to repurchase common stock............................       (32,500)              --           (32,500)
                                                                  ---------------   -------------    ---------------

     Net Cash Provided by Financing Activities....................       557,500          980,606         1,538,106
                                                                  --------------    -------------    --------------

Net Increase in Cash..............................................       403,183              722           403,905

Cash - Beginning of Period........................................           722               --                --
                                                                  --------------    -------------    --------------

Cash - End of Period..............................................$      403,905    $         722    $      403,905
                                                                  ==============    =============    ==============

Noncash Investing and Financing Activities
During the year ended December 31, 1998, $212,765 of loans from a shareholder were converted into 425,530 shares of common stock. The Company redeemed 900,000 shares of common stock at $0.40 per share during 1998 but paid the $360,000 purchase price in cash to the former shareholders on January 25, 1999. The Company also sold its investment in CyberGames Ltd. ("CGL") and its online casino gambling operations to a former major shareholder of CGL in exchange for 700,000 shares of the Company's common stock valued at $350,000, or $0.50 per share.


The accompanying notes are an integral part of these consolidated financial statements.

                         CYBERGAMES INTERNATIONAL, INC.
                          (A Development Stage Company)
                          NOTES TO FINANCIAL STATEMENTS

(Amounts as of June 30, 1999 and for the six months ended June 30, 1999 and 1998 are unaudited)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization -- CyberGames International, Inc. (the "Company") was incorporated on January 27, 1997 in the State of Nevada. To date, the Company has not begun planned operations and is considered a development stage enterprise. The original business purpose of the Company was to provide online casino- style gambling over the Internet. In March 1997, certain individuals (the "founders") agreed to use CyberGames Ltd. ("CGL"), an Ireland company, for purposes of pursuing the online casino concept. After CGL was located, it was reorganized by issuing common shares to the founders for nominal consideration. The Company then issued 3,002,500 shares of the Company's common stock to the founders in exchange for all of the shares of CGL.

The common shares issued by the Company to the founders were valued at $0.10 per share based upon the stage of the Company's organization and based upon the price common stock was subsequently issued for cash. The Company was controlled by the founders after the reorganization of CGL and CGL did not have any operations or assets prior to the reorganization. In substance, the Company issued the common shares for the online casino idea and for the founders' services in organizing the Company and developing the online casino software. Accordingly, the shares issued to the founders were accounted for as compensation for their services in the amount of $300,250 and have been included in discontinued operations as research and development expense.

From the date of the reorganization of CGL through June 1998, the Company's efforts were to design and develop software to operate an online casino. On July 1, 1998, Management of the Company determined that the required software could not be developed as planned. As a result, the Company entered into an agreement with one of the founders whereby CGL, the online casino gambling operations and any resulting intangible software assets were sold back to the founder in exchange for the founder returning 700,000 shares of the Company's common stock. The stock redeemed was valued at $0.50 per share based upon the price common stock was issued for cash at about that same time. The sale resulted in the recognition of a $350,000 gain from the sale of the discontinued operations. The financial statements for 1998 and 1997 have been restated to present the results from the online casino gambling activities as discontinued operations. Those operations consisted of the following:

                                                                                           For the Period
                                                                              For the       January 27, 1997
                                                                            Year Ended          Through
                                                                           December 31,     December 31,
                                                                               1998              1997
                                                                           ------------     ---------------
     Depreciation expense..................................................$      5,046      $       1,682
     Research and development expense......................................     115,500          1,239,379
     General and administrative expense....................................       5,002             23,781
                                                                           ------------      -------------

     Loss from Online Casino Gambling Operations...........................$    125,548      $   1,264,842
                                                                           ============      =============

Since the sale of the online casino gambling operations, Management of the Company have pursued the business of electronic currency through the Internet. In that vain, the Company completed an asset purchase and sale agreement with MasterCoin of Nevis Ltd. in August 1999 as further discussed in Note 6.

                         CYBERGAMES INTERNATIONAL, INC.
                          (A Development Stage Company)
                          NOTES TO FINANCIAL STATEMENTS



Interim Financial Statements -- The accompanying interim financial statements as of June 3, 1999 and for the six month period ended June 30, 1999 and 1998 and the cumulative period from June 27, 1999, date of inception, through June 30, 1999 are unaudited. In the opinion of management, all necessary adjustments (which include only normal recurring adjustments) have been made to present fairly the financial position, results of operations and cash flows for the periods presented.

Use of Estimates -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Basis of Presentation -- The Company discontinued its online casino gambling operation and had not commenced any other operations through December 31, 1998, has accumulated losses since inception of $1,067,450 and used cash in operating activities since inception of $1,108,972. These situations raise substantial doubt about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments relative to the carrying amount of assets and the amount and classification of liabilities that might result from the outcome of this uncertainty. During August 1999, the Company completed an asset purchase and sale agreement with MasterCoin of Nevis, Ltd. The assets were purchased by the Company issuing 6,925,000 shares of common stock. Management anticipates the Company will generate income from this new business. However, income or cash generated by operating activities in the future is not assured.

Principles of Consolidation -- The accompanying financial statements include the operations and cash flows of CyberGames International, Inc. for all periods presented and of CGL from January 27, 1997 (date of inception) through July 1, 1998 when CGL was sold. All intercompany transactions have been eliminated in consolidation.

Concentration of Risk - At December 31, 1998, the Company had cash on deposit with a bank in excess of insured limits.

Fair Values of Financial Instruments - The amounts reported as cash and stock redemption obligation are considered to reasonable approximations of their fair values. The fair value estimates were based on the cash redemption value and the near term payment made after year-end.

Equipment - Equipment is stated at cost and consists of a telephone system which is planned to be used in providing services to customers through the Internet. Although planned operations have not begun, the equipment has been depreciated since its acquisition. Depreciation is computed using the straight-line method over the estimated useful lives of the equipment, which is five years. Depreciation for the six months ended June 30, 1999 was $2,524. No depreciation was recorded for the six months ended June 30, 1998. Depreciation for the year ended December 31, 1998 and for the period January 27, 1997 (date of inception) through December 31, 1997 was $5,046 and $1,682, respectively. Depreciation

                         CYBERGAMES INTERNATIONAL, INC.
                          (A Development Stage Company)
                          NOTES TO FINANCIAL STATEMENTS

expense for the cumulative period January 27, 1997 (date of inception) through December 31, 1998 was $$6,728. Depreciation expense for the cumulative period January 27, 1997 (date of inception) through June 30, 1999 was $9,252.
Maintenance and repairs of equipment are charged to operations and major improvements are capitalized. Upon retirement, sale, or other disposition of equipment, the cost and accumulated depreciation are eliminated from the accounts and gain or loss is included in operations.

Stock-Based Compensation -- Stock-based compensation relating to options granted to non employees is measured by the fair value of the options, computed by an option pricing model.

Income (Loss) Per Share - Basic income (loss) per share is computed by dividing net income (loss) by the weighted-average number of common shares outstanding during the period. Basic income (loss) per share is adjusted during periods of income from continuing operations to present diluted income (loss) per share which, in the Company's case, increase the denominator to include the number of additional common shares that would have been outstanding if dilutive potential common shares from stock options had been issued. Options to purchase 75,000 common shares were outstanding during the second half of 1998 but were not included in the computation of income (loss) per share for any period presented because the incremental shares from exercise of the stock options would have decreased loss per share from continuing operations.

Software Costs - Computer software costs incurred during the preliminary evaluation phase are expensed as incurred while costs incurred after technological feasibility is established are capitalized. All costs associated with the Company's efforts to design and develop online casino gambling software were recognized as research and development and were expensed as incurred.

NOTE 2 - RELATED PARTY TRANSACTIONS

During 1997, a shareholder made cash loans to the Company of $252,000. No terms for repayment of the loans were determined. The Company repaid the shareholder $97,000 of the loans during 1997. During 1998, the shareholder made additional cash loans to the Company of $57,765. The balance of the loan of $212,765 was converted into 425,530 shares of common stock during the period from January through June 1998 at $0.50 per share which was the fair value of the common shares based upon the price common stock was being issued for cash.

NOTE 3 - ADVANCES TO MASTERCOIN OF NEVIS, LTD.

During the six month period ended June 30, 1999, the company advanced $100,000 in cash to MasterCoin of Nevis, Ltd.

NOTE 4 - INCOME TAXES

The components of the net deferred tax asset at December 31, 1998 are follows:

                  Operating loss carry forwards..........$       260,107
                  Valuation Allowance....................        260,107
                                                         ---------------

                  Net Deferred Tax Asset.................$            -
                                                         ===============

                         CYBERGAMES INTERNATIONAL, INC.
                          (A Development Stage Company)
                          NOTES TO FINANCIAL STATEMENTS

For tax reporting purposes, the Company has net operating loss carry forwards in the amount of $1,065,271 which will expire beginning in the year 2013.


There was no provision for or benefit from income taxes from continuing operations during any period presented. The following is a reconciliation of the amount of tax (benefit) that would result from applying the federal statutory rate to pretax income (loss) from continuing operations with the provision for income tax:


                                                                                 For the          For the
                                                                                 Year Ended       Period ended
                                                                                December 31,      December 31,
                                                                                  1998             1997
                                                                             ---------------    --------------
         Tax (Benefit) at statutory rate (34%)...............................$       (12,007)   $        2,807
         Non-deductible expenses.............................................            600                -
         Change in valuation allowance.......................................         11,407                -
         Other...............................................................             -             (2,807)
                                                                             ---------------    --------------

         Provision for Income Taxes..........................................$            -     $           -
                                                                             ===============    ==============

NOTE 5 - STOCKHOLDERS' EQUITY

As discussed in Note 1, the Company issued 3,002,500 shares of its common stock in March 1997 to the Company's founders as compensation for services in organizing the Company and for research and development services. The shares were valued at $300,250 or $0.10 per share.

During April and May 1997, the Company issued 210,000 shares of common stock in a Regulation D, Section 504 private placement offering in exchange for cash of $840,000, or $4.00 per share, before $14,394 of direct offering costs. In an effort to maintain the trading price of these common shares during a period of time when the number of shares traded was very low, the Company redeemed 10,000 of these common shares from an investor in March 1998 for $32,500 cash, or $3.25 per share.

From January through June 1998, the Company issued 425,530 shares of restricted common stock upon conversion of loans from a shareholder totaling $212,765, or $0.50 per share. The conversion rate was equal to the fair value of the common stock based upon the price common stock was issued for cash about that same time. Company issued 1,064,470 shares of restricted common stock for $532,235 cash at $0.50 per share from July through October 1998. In October 1998, the Company redeemed 900,000 shares of this restricted common stock for $360,000, or $0.40 per share, which was paid on January 25, 1999.

As described in Note 1, during July 1998, the Company sold CGL, a wholly-owned subsidiary, and its related intangible software assets, to a founder of the Company in exchange for the founder returning 700,000 shares of the Company's common stock. The stock redeemed was valued at $0.50 per share based upon the price common stock was issued for cash at about that same time.

                         CYBERGAMES INTERNATIONAL, INC.
                          (A Development Stage Company)
                          NOTES TO FINANCIAL STATEMENTS

During the six month  period  ended June 30, 1999,  the Company  issued  370,000 shares of common stock for $185,000, or $0.50 per share and redeemed 8,000 shares of common stock for $10,000, or $1.25 per share.



NOTE 6 - STOCK OPTIONS

In June 1998, the Board of Directors approved and granted options to acquire 75,000 shares of common stock at $0.50 per share to a member of the Board of Directors. The options became exercisable immediately and expire in one year. The fair value of the options of $6,167, or $0.08 per option, was computed using the Black-Scholes option-pricing model and was recognized as an expense when granted. The fair value of the options was estimated with the following assumptions: dividend yield of 0%; expected volatility of 36%; risk-free interest rate of 5% and expected life of the options of 1 year. As of December 31, 1998, all 75,000 options were outstanding and exercisable. Subsequent to December 31, 1998, the Company reacquired the 75,000 options for $7,500 or $0.10 per option.

NOTE 7 - SUBSEQUENT EVENTS

In August 1999, the Company completed an asset purchase and sale agreement for certain assets of MasterCoin of Nevis Ltd ("MasterCoin"). MasterCoin is engaged in the business of developing and marketing an electronic currency service for the Internet. The assets were purchased by the Company issuing 6,925,000 shares of common stock. The asset purchase is being accounted for as a reorganization of MasterCoin since the shareholders of MasterCoin received the majority of the Company's common stock outstanding.

PART III

ITEM 1.           INDEX TO EXHIBITS

                                                 MASTERCOIN, INC.


                                                   EXHIBIT INDEX





                                                                                                           Sequential
                                                                                                             System
 Regulation S-K                                                                                               Page
   Exhibit No.                                          Description                                          Numbers
-----------------      ------------------------------------------------------------------------------      -----------
  3.1                  Articles of  Incorporation  of CyberGames  International,
                       Inc., filed January 27, 1997
  3.2                  Amendment  to Articles of  Incorporation  of  MasterCoin,
                       Inc., dated September 8, 1999
  3.3                  Bylaws of MasterCoin, Inc.
  4.1                  Form of Common Stock Certificate
 10.1                  Asset Purchase and Sale Agreement,  dated August 5, 1999,
                       by and among CyberGames  International,  Inc., MasterCoin
                       of Nevis Ltd., and Don Marshall
 21.1                  List of Subsidiaries
 27.1                  Financial Data Schedule



ITEM 2.           DESCRIPTION OF EXHIBITS

         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                     MasterCoin, Inc.
--------------------------------------------------------------------------------
                                     (Registrant)

         Date  September 22, 1999
             ---------------------
         By  /s/ William G. Isetta
             ----------------------
             William G. Isetta, Chief Operating Officer



                                       27